NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

As at May 14, 2021

1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on June 29, 2021 at 10:00 a.m. (Pacific Daylight Time)

TELECONFERENCE DIAL IN:

647-723-3984 or 1-866-365-4406 (Canada & US) / Access Code: 8320313#

You are receiving this notice to advise that proxy materials for the above-noted Meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the accompanying Circular and other proxy materials before voting. The Circular and other relevant materials are available at:

www.integraresources.com      OR      www.sedar.com

Shareholders may obtain, without any charge to them, a paper copy of the Circular and further information on Notice and Access by contacting the Corporation as follows:

E-mail:	TMXEInvestorServices@tmx.com
Telephone:	1-866-600-5869

The Corporation has decided to take advantage of the notice-and-access provisions ("Notice and Access") under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the accompanying Circular to its Shareholders for the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Corporation's printing and mailing costs. Under Notice and Access, instead of receiving printed copies of the Circular, Shareholders receive a notice ("Notice and Access Notification") with information on the Meeting date, location and purpose, as well as information on how they may access the Circular electronically or request a paper copy. The Corporation will arrange to mail paper copies of the Circular to those registered and non-registered Shareholders who have existing instructions on their account to receive paper copies of the Corporation's proxy-related materials.

Requests for paper copies of the Circular (and any other related documents) must be received no later than 12:00 noon (Pacific Daylight Time) on Friday, June 18, 2021 in order for Shareholders to receive paper copies of such documents and return their completed proxies by the deadline for submission of 10:00 am (Pacific Daylight Time) on Friday, June 25, 2021.

The resolutions to be voted at the meeting are listed below:

1. To receive and consider the audited financial statements of the Corporation for the financial year ended December 31, 2020, together with the report of the auditor thereon.

2. To fix the number of directors at seven (7) for the ensuing year.

3. To elect directors of the Corporation for the ensuing year.

4. To appoint MNP LLP as auditors of the Corporation for the ensuing year and authorize the board of directors to fix the remuneration of the auditors.

5. To consider, and if deemed advisable, to pass an ordinary resolution of disinterested Shareholders to approve the Amended and Restated Equity Incentive Plan, as more fully described in the accompanying Circular.

6. To transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting via teleconference are requested to complete, sign, date and return the enclosed proxy. A proxy will not be valid unless it is deposited by mail or by fax at the office of TSX Trust Company, 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1 or by fax number:  416-595-9593 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or an adjournment thereof. Only Shareholders of record on May 13, 2021 are entitled to receive notice of and vote at the Meeting.

i

In light of ongoing concerns related to the spread of COVID-19, and in order to mitigate potential risks to the health and safety of the Corporation's Shareholders, employees, communities and other stakeholders, the Corporation will be holding the Meeting entirely by teleconference, which is accessible to all our Shareholder's regardless of physical location.  As with an ordinary meeting of Shareholders held at a physical location, only registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting.  This year, such registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting by calling the number below and instructions will be provided as to how Shareholders entitled to vote at the Meeting may participate and vote at the Meeting.  Non-registered Shareholders who have not duly appointed themselves will be able to attend the Meeting as guests, but guests will not be able to vote or ask questions at the Meeting.

To access the Meeting by teleconference, dial toll free at 647-723-3984 or 1-866-365-4406 (Canada & US) / Access Code: 8320313#.  Participants are encouraged to vote on the matters before the Meeting by proxy and join the Meeting via teleconference.  Participants should dial in 5-10 minutes prior to the scheduled start time and ask to join the call.

DATED at Vancouver, British Columbia this 14th day of May 2021.

Yours sincerely,

George Salamis

President & Chief Executive Officer

ii

MANAGEMENT INFORMATION CIRCULAR

(as at May 14, 2021)

PART 1: VOTING PARTICULARS

MANAGEMENT SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by management of Integra Resources Corp. (the "Corporation" or "Integra") for use at the Annual General Meeting (the "Meeting") of shareholders of the Corporation (the "Shareholders") on June 29, 2021 at 10:00 a.m. (Pacific Daylight Time) for the purposes set forth in the Notice of Annual General Meeting of Shareholders (the "Notice") accompanying this Circular.

In light of ongoing concerns related to the spread of COVID-19, and in order to mitigate potential risks to the health and safety of the Corporation's Shareholders, employees, communities and other stakeholders, the Corporation will be holding the Meeting entirely by teleconference, which is accessible to all our Shareholder's regardless of physical location.  As with an ordinary meeting of Shareholders held at a physical location, only registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting.  This year, such registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting by calling the number below and instructions will be provided as to how Shareholders entitled to vote at the Meeting may participate and vote at the Meeting.  Non-Registered Shareholders (as defined below) who have not duly appointed themselves will be able to attend the Meeting as guests, but guests will not be able to vote or ask questions at the Meeting.

To access the Meeting by teleconference, dial toll free at 1-866-365-4406 (Canada & US) / Access Code: 8320313#.  Participants are encouraged to vote on the matters before the Meeting by proxy and join the Meeting via teleconference. Participants should dial in 5-10 minutes prior to the scheduled start time and ask to join the call.

If you are a Non-Registered Shareholder and wish to vote at the Meeting, you must appoint yourself as proxyholder by inserting your own name in the space provided for appointing a proxyholder on the proxy or voting instruction form sent to you and follow all of the applicable instructions, including the deadline, provided by the Intermediary (as defined below).

Proxies may also be solicited personally by directors (the "Directors"), management ("Management") and regular employees of the Corporation. The cost of solicitation of proxies will be borne by the Corporation.

You may opt to receive important shareholder information electronically, including the Meeting Materials (as defined below), by visiting www.investorcentre.com and follow these steps:

  Click on "sign up for e-Delivery"

  Select the Corporation from the drop-down list

  Enter your Holder Account Number (found on your proxy form) and postal code (or last name if you reside outside of Canada)

  Click Submit

The Corporation has used Notice and Access to deliver the Notice, the Proxy (as defined below) and this Circular (collectively, the "Meeting Materials") to Shareholders by posting the Meeting Materials on its website. The Meeting Materials will be available on the Corporation's website on May 20, 2021 and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com as of May 20, 2021. Shareholders may request a paper copy of this Circular be sent to them by contacting the Corporation as set out under "Additional Information" at the end of this Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy (the "Proxy") are officers of the Corporation. A registered Shareholder has the right to appoint a person or company (who need not be a Shareholder) other than the persons named as the proxy of the Shareholder and may exercise this right either by inserting that person's name in the blank space provided in the Proxy and striking out the other names or by completing another proper form of proxy. To be effective, Proxies must be deposited at the office of the Corporation's registrar and transfer agent, TSX Trust Company, 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or adjournment thereof.

Proxies given by registered Shareholders for use at the Meeting may be revoked at any time before their use. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by depositing an instrument in writing signed by the registered Shareholder, or by the registered Shareholder's attorney duly authorized in writing, at the registered office of the Corporation, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8 on or before the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting, or any adjournment thereof.

VOTING AND DISCRETION OF PROXIES

The Shares (defined below) represented by the Proxies solicited by management of the Corporation pursuant to this Circular will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. If no directions are given, the Shares will be voted FOR the approval of such matter. The Proxy confers discretionary authority on the persons named therein in respect of amendments or variations to the matters referred to in the Notice and in respect of other matters that may properly come before the Meeting, or any adjournment thereof.

As at the date of this Circular, management knows of no such amendments or variations or other matters that may properly come before the Meeting but, if any such amendments, variations or other matters are properly brought before the Meeting, the persons named in the Proxies will vote thereon in accordance with their best judgment.

NON-REGISTERED HOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Corporation are "non-registered" Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as the Canadian Depository for Securities Limited), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as "NOBOs." Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as "OBOs." In accordance with applicable securities laws, the Corporation has elected to send the Notice and Access Notification directly to the NOBOs, and indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the Notice and Access Notification to each OBO, unless the OBO has waived the right to receive them.

The Meeting Materials are being made available to both registered Shareholders and Non-Registered Holders. If you are a Non-Registered Holder and the Corporation or its agent has sent the Notice and Access Notification directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. In this event, by choosing to send the Notice and Access Notification to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) making available the Meeting Materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Corporation does not intend to pay for the Intermediary to deliver the Notice and Access Notification or Meeting Materials to OBOs and, as a result, OBOs will not be sent paper copies of such Notice and Access Notification or Meeting Materials unless their Intermediary assumes the costs. Intermediaries will frequently use service companies to forward the Notice and Access Notification and/or Meeting Materials to the Non-Registered Holders. Generally, a Non-Registered Holder who has not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with TSX Trust Company; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholder named in the form and insert the Non-Registered Holder's name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

VOTING SHARES

The record date for the determination of Shareholders entitled to receive notice of and vote at the Meeting has been fixed as May 13, 2021. Except as may be otherwise indicated herein and in the Notice, the affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Circular.

To the knowledge of the Directors and Management, there are no persons or companies who beneficially own, or control or direct, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all outstanding Shares.

Shares

The authorized capital of the Corporation consists of an unlimited number of common shares (the "Shares") without par value. As at the date of this Circular, 54,813,022 Shares are issued and outstanding. Each Share carries the right to one vote, and all Shares may be voted at the Meeting.

GENERAL INFORMATION

Unless otherwise indicated, all references to "$" in this Circular are to Canadian dollars and all references to "US$" in this Circular are to U.S. dollars.

The following table reflects the low and high rates of exchange for one United States dollar, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada daily exchange rates for 2018, 2019 and 2020.

	Years Ended December 31,
	2020	2019	2018
Low for the period	$1.2718	$1.2988	$1.2288
High for the period	$1.4496	$1.3600	$1.3642
Rate at the end of the period	$1.2732	$1.2988	$1.3642
Average	$1.3446	$1.3269	$1.2957

On May 13, 2021, the Bank of Canada daily exchange rate was US$1.00 - $1.2150.

PART 2: BUSINESS OF THE MEETING

Presentation of Financial Statements

The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2020 and the auditors' report thereon will be placed before the Meeting. The Corporation's audited financial statements and related MD&A for the year ended December 31, 2020 are available on SEDAR (www.sedar.com) as well as on the Corporation's website (www.integraresources.com).

Set the Number of Directors

Management of the Corporation proposes that the Shareholders fix the number of Directors of the Corporation at seven (7) for the ensuing year.

Management recommends a vote FOR the fixing of the number of Directors of the Corporation at seven (7) for the ensuing year.  In the absence of instructions to the contrary, the enclosed Proxy will be voted for such resolution.

Election of Directors

Management of the Corporation is supervised by the Board of Directors ("Board of Directors" or "Board") as per the Business Corporations Act (British Columbia) (the "BCBCA"). The members of the Board are elected annually and hold office until the next annual general meeting of the Shareholders or until their successors are appointed. You can vote for all of these proposed Directors, vote for some of them and withhold for others, or withhold for all of them.

The following tables set out information about each Director's career profile, their Board committee ("Committee") memberships, meeting attendance during the most recently completed financial year, principal directorships with other reporting issuers and the number of securities they hold, either in the form of Shares, stock options of the Corporation ("Options"), Restricted Share Units of the Corporation ("RSUs") or Deferred Share Units of the Corporation ("DSUs").

Management recommends a vote FOR each of the nominated Directors.  In the absence of instructions to the contrary, the enclosed Proxy will be voted for the seven (7) nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

The Corporation expects all Directors to demonstrate leadership and integrity and to conduct themselves in a manner that reinforces our corporate values and culture of transparency, teamwork and individual accountability.

Above all, the Corporation expects that all Directors will exercise their good judgment in a manner that keeps the interests of Shareholders at the forefront of decisions and deliberations. Each candidate must have a demonstrated track record in several of the skills and experience requirements deemed important for a balanced and effective Board.

 (1) “Independent” refers to the standards of independence established in NI 58-101.

    “Independent” refers to the standards of independence established in NI 58-101.
    Includes shares held by SPI Spartan Inc, a company wholly-owned by Mr. Salamis.

David Awram

Independent Director since November 3, 2017 [(1)]
Age: 48
Principal Occupation: Senior Executive Vice President of Sandstorm Gold Ltd.
British Columbia, Canada

Mr. Awram was Executive Vice President of Sandstorm Gold Ltd. from July 2009 to January 2013 and has been its Senior Executive Vice President since January 2013. Mr. Awram was Executive Vice President of Sandstorm Metals from January 2010 to January 2013 and then its Senior Executive Vice President from January 2013 to May 2014. From July 2008 to July 2009, Mr. Awram was an independent businessman. From May 2005 to July 2008, Mr. Awram was the Director of Investor Relations for Silver Wheaton Corp. Prior to May 2005, he was Manager, Investor Relations with Diamond Fields International Ltd. from April 2004 to April 2005.

He holds a Bachelor of Science degree (Honours) in Geology from the University of British Columbia in 1996. Mr. Awram's experience includes evaluating hundreds of resource projects and completion of on-site due diligence on dozens of mines across the globe.

Member	2020 Meeting Attendance
Board	5 of 5
Audit Committee	4 of 4
Human Resources and Compensation Committee	5 of 5
Nomination and Corporate Governance Committee	2 of 2
Technical, Safety, Environment & Sustainability Committee (Chair)	1 of 1

Securities Held	Shares	Options	DSUs
	115,530	247,500	20,514

Ownership Threshold Met as of December 31, 2020: YES

Other Directorships	Exchange	Duration
Sandstorm Gold Ltd.	TSX	June 2007 – Present
Sun Peak Metals Corp.	TSX-Venture	November 2, 2017 - Present
Pucara Gold Ltd.	TSX-Venture	September 30, 2020 - Present

  “Independent” refers to the standards of independence established in NI 58-101.

  “Independent” refers to the standards of independence established in NI 58-101.

  “Independent” refers to the standards of independence established in NI 58-101.

  “Independent” refers to the standards of independence established in NI 58-101.

  “Independent” refers to the standards of independence established in NI 58-101.
  Ms. Loder joined the Board in February 2021.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of management, no Director is, as at the date of this Circular, or was, within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Integra), that was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the Director was acting in the capacity as director, chief executive officer or chief financial officer, or after the Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of management, no Director is, as of the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including Integra) that, while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of management, no Director is, as of the date of this Circular, or has been within the 10 years before the date of this Circular, bankrupt, has made a proposal under any legislation relating to bankruptcy or insolvency, or has become subject to or has instituted any proceedings, arrangement or compromise with creditors, or has had a receiver, receiver manager or trustee appointed to hold the assets of the Director.

To the knowledge of management, no Director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Advance Notice By-Law

The Corporation's advance notice provisions set forth procedures for Shareholders to nominate a person for election as director of the Corporation.  The requirements under the Advance Notice provisions stipulate a deadline by which Shareholders must notify the Corporation of their intention to nominate directors and also sets out information that Shareholders must provide regarding each director nominee and the nominating Shareholders in order for the advance notice requirement to be met.  These requirements are intended to provide all Shareholders with the opportunity to evaluate and review the proposed candidates and vote on an informed and timely manner regarding said nominees.  The Corporation's advance notice provisions can be found in the Corporation's articles available on SEDAR at www.sedar.com.

As of the date of this Circular, the Corporation has not received any nominations via the advance notice mechanism.

Appointment of Auditors

The auditors of the Corporation, MNP LLP, Chartered Accountants (the "Auditors"), were appointed effective March 2, 2016.

Management recommends that Shareholders approve the appointment of MNP LLP as Auditors.

Management recommends a vote FOR the appointment of MNP LLP as Auditors of the Corporation.  In the absence of instructions to the contrary, the enclosed Proxy will be voted for the appointment of MNP LLP as Auditors of the Corporation for the ensuing year and the authorization of the Board to fix their remuneration.

Ordinary Resolution to Approve the Amended and Restated Equity Incentive Plan

The Corporation's existing equity incentive plan was last approved by Shareholders on June 16, 2020. The Board approved an amended and restated equity incentive plan (the "Amended Plan") on May 14, 2021.  The Amended Plan increases the number of RSUs and DSUs reserved for issuance from 600,000 RSUs to 1,200,000 RSUs and from 200,000 DSUs to 400,000 DSUs. The Amended Plan also amends the applicable corporate statute to the BCBCA. The TSX Venture Exchange (the "Exchange") has conditionally approved the Amended Plan subject to disinterested Shareholder approval at the Meeting.  The Corporation is seeking approval of the Amended Plan from disinterested Shareholders.  If, at the Meeting, the Corporation does not obtain disinterested Shareholder approval of the Amended Plan, the Corporation's existing equity incentive plan will continue to remain in place.

The purpose of the Amended Plan is to secure for the Corporation and the Shareholders the benefits inherent in share ownership by the Directors and employees of the Corporation and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success.  It is generally recognized that equity incentive plans such as the Amended Plan: (a) aid in retaining and encouraging individuals of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Corporation; and (b) promote greater alignment of interests between such persons and Shareholders.  All outstanding Options, RSUs and DSUs granted under the Corporation's existing equity incentive plan will governed by the terms of the Amended Plan.

The Amended Plan:

(a) is a "rolling" plan, pursuant to which the aggregate number of Shares to be issued under the Amended Plan, together with any other securities-based compensation arrangements of the Corporation, shall not exceed 10% of the Corporation's issued and outstanding Shares from time to time;

(b) provides for the awards of Options, RSUs and DSUs (collectively the "Awards"); and

(c) provides for a purchase program for eligible employees of the Corporation (the "Purchase Program") to purchase Shares ("Program Shares").

The Amended Plan provides for the grant to eligible Directors, employees (including officers) and consultants of Options, RSUs and DSUs that automatically convert, or are redeemable, into Shares. The Amended Plan also includes a Purchase Program for eligible employees to purchase Program Shares.

The aggregate number of Shares that may be subject to issuance under the Amended Plan, together with any other securities-based compensation arrangements of the Corporation, shall not exceed 10% of the Corporation's issued and outstanding share capital from time to time.

The aggregate maximum number of Shares available for issuance from treasury underlying RSUs and DSUs under the Amended Plan, subject to adjustment under the Amended Plan, is 1,600,000 Shares (1,200,000 for RSUs and 400,000 for DSUs).  Any Shares subject to a RSU or DSU which has been granted under the Amended Plan and which has been cancelled or terminated in accordance with the terms of the Amended Plan will again be available under the Amended Plan.

Options

The Amended Plan authorizes the Board, on the recommendation of the Human Resources and Compensation Committee, to grant Options to eligible employees, eligible consultants and eligible directors (each, a "Participant"). The number of Shares, the exercise price per Share, the vesting period and any other terms and conditions of Options granted pursuant to the Amended Plan, from time to time are determined by the Board, on the recommendation of the Human Resources and Compensation Committee, at the time of the grant, subject to the defined parameters of the Amended Plan. The date of grant for the Options, unless otherwise determined by the Board, shall be the date the Human Resources and Compensation Committee approved the grant for recommendation to the Board, or for grants not approved for recommendation by the Human Resources and Compensation Committee, the date such grant was approved by the Board. Each Option grant shall be evidenced by an Option grant letter.

The exercise price of any Option cannot be less than the Market Price (as defined by the policies of the Exchange) on the date of grant.

Options are exercisable for a period of five years from the date the Option is granted or such greater or lesser period as determined by the Board. In the event of death of an optionee, any Option held by the optionee at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the optionee's rights under the Option shall pass by the optionee's will or applicable laws of descent and distribution. Unless otherwise determined by the Board, on the recommendation of the Human Resources and Compensation Committee, all such Options shall be exercisable only to the extent that the optionee was entitled to exercise the Option at the date of his or her death and only for twelve months after the date of death or prior to the expiration of the exercise period in respect thereof, whichever is sooner. If an optionee ceases to be employed by the Corporation for cause, no Option held by such optionee will, unless otherwise determined by the Board, on the recommendation of the Human Resources and Compensation Committee, be exercisable following the date on which the optionee ceases to be so engaged.

Vesting of Options is determined by the Board. Failing a specific vesting determination by the Board, Options shall vest as follows: (a) for an eligible employee, annually over a thirty-six month period, with one-third of the Options vesting on the date which is twelve months after grant and an additional one-third each twelve months thereafter; and (b) for an eligible director, annually over a twenty-four month period, with one-third of the Options vesting on the date of grant, and an additional one-third each twelve months thereafter.

Unless prohibited by the Exchange, optionees have a cashless exercise right with respect to Options under the Amended Plan. Notwithstanding the above, the maximum number of Shares issuable on the exercise of Options that are designated as "incentive stock options" within the meaning of Section 422 of the United States Revenue Code of 1986 (as amended) (the "U.S. Code"), subject to adjustment under the Amended Plan, is 3,000,000 Shares. Those Options designated as "incentive stock options" are subject to special requirements set out in the Amended Plan and consistent with the U.S. Code.

RSUs

The Amended Plan authorizes the Board to grant RSUs, in its sole and absolute discretion, to a Participant.  Each RSU provides the recipient with the right to receive Shares as a discretionary payment in consideration of past services or as an incentive for future services, subject to the Amended Plan and with such additional provisions and restrictions as the Board may determine.  Each RSU grant shall be evidenced by a restricted share right grant letter which shall be subject to the terms of the Amended Plan and any other terms and conditions which the Board, on recommendation of the Human Resources and Compensation Committee, deem appropriate.

Concurrent with the granting of the RSU, the Board shall determine, on recommendation from the Human Resources and Compensation Committee, the period of time during which the RSU is not vested and the holder of such RSU remains ineligible to receive Shares. Such period of time may be reduced or eliminated from time to time for any reason as determined by the Board. In addition, RSUs may be subject to performance conditions during such period of time.

The aggregate maximum number of Shares underlying RSUs and DSUs under the Amended Plan that may be issued to any one Participant: (i) at the time of grant shall not exceed 1% of the Corporation's issued and outstanding Shares; and (ii) within a 12-month period shall not exceed 2% of the Corporation's issued and outstanding Shares.

In the event the Participant retires or is terminated during the vesting period, any RSU held by the Participant shall be terminated immediately provided however that the Board shall have the absolute discretion to accelerate the vesting date. In the event of death or total disability the vesting period shall accelerate and the Shares underlying the RSUs shall be issued.

Except to the extent prohibited by the Exchange, on vesting of the RSUs the Corporation shall redeem the RSUs in accordance with the Participant's election by:

(a) issuing to the Participant one Share for each RSU redeemed provided the Participant makes payment to the Corporation of an amount equal to the tax obligation required to be remitted by the Corporation to the taxation authorities as a result of the redemption of the RSUs;

(b) issuing to the Participant one Share for each RSU redeemed and either (i) selling, or arranging to be sold, on behalf of the Participant, such number of Shares issued to the Participant as to produce net proceeds available to the Corporation equal to the applicable tax obligation so that the Corporation may remit to the taxation authorities an amount equal to the tax obligation, or (ii) receiving from the Participant at the time of issuance of the Shares an amount equal to the applicable tax obligation;

(c) subject to the discretion of the Corporation, paying in cash to, or for the benefit of, the Participant, the value of any RSUs being redeemed, less any applicable tax obligation; or

(d) a combination of any of the Shares or cash in (a), (b) or (c) above.

DSUs

The Amended Plan authorizes the Board to grant DSUs, in its sole and absolute discretion, to a Participant. Each DSU grant shall be evidenced by a deferred share right grant letter which shall be subject to the terms of the Amended Plan and any other terms and conditions which the Board, on recommendation of the Human Resources and Compensation Committee, deem appropriate.

Participants may elect, subject to the approval of the Human Resources and Compensation Committee and limitations on the number of DSUs issuable pursuant to the Amended Plan, to receive DSUs for up to 100% of a Participant's base compensation.  All DSUs granted with respect to base compensation will be credited to the Participant's account when such base compensation is payable.

The aggregate maximum number of Shares underlying RSUs and DSUs under the Amended Plan that may be issued to any one Participant: (i) at the time of grant shall not exceed 1% of the Corporation's issued and outstanding Shares; and (ii) within a 12-month period shall not exceed 2% of the Corporation's issued and outstanding Shares.

In the event of death or total disability of the Participant, the legal representative of the Participant shall provide a redemption notice to the Corporation.

Each Participant shall be entitled to redeem DSUs during the period commencing on the business day immediately following the Participant's retirement or termination and ending on the 90th day following such date by providing a written notice to the Corporation.

Except to the extent prohibited by the Exchange, upon redemption the Corporation shall redeem DSUs in accordance with the election made in the written notice to the Corporation by:

(a) issuing that number of Shares issued from treasury equal to the number of DSUs in the Participant's account, subject to any applicable deductions and withholdings;

(b) paying in cash to, or for the benefit of, the Participant, the Market Price (as defined in the polices of the Exchange) of any DSUs being redeemed on the retirement or termination date, less any applicable tax obligation; or

(c) a combination of any of the Shares or cash in (a) or (b) above.

Purchase Program

The Amended Plan provides for a Purchase Program pursuant to which eligible employees ("Program Participants") may purchase Program Shares.

An eligible employee may enter the Purchase Program by providing written notice to the Corporation of its intention to enroll in the Purchase Program. In the written notice, the Program Participant shall specify his or her contribution amount. Unless a Program Participant authorizes changes to his or her payroll deductions or withdraws from the Purchase Program, his or her deductions under the latest authorization on file with the Corporation shall continue from one payroll period to the succeeding payroll period as long as the Purchase Program remains in effect. A Program Participant may contribute, on a per pay period basis, between one percent (1%) to five percent (5%) of a Program Participant's compensation on each payday.

The Corporation may appoint a program agent to administer the Purchase Program on behalf of the Corporation (a "Program Agent") and the Program Participants, pursuant to an agreement between the Corporation and the Program Agent which may be terminated by the Corporation or the Program Agent in accordance with its terms. Program Shares purchased under the Purchase Program shall be purchased on the open market by the Program Agent.

Subject to the Corporation's blackout policy and applicable laws, each Program Participant may sell at any time all or any portion of the Program Shares acquired under the Purchase Program and held by the Program Agent by notifying the Program Agent who will execute the sale on behalf of the Program Participant, provided that the Program Participant shall have held such Program Shares for a minimum period of 12 months.

During the first payroll period after a Program Participant has delivered his or her payroll deduction authorization or participation notice, the Corporation, at its sole option, may record its obligation to make a contribution, up to 100% of the Program Shares purchased under the Purchase Program by the Program Agent on behalf of the Program Participant (an "Employer Contribution"), to the Program Participant's account in accordance with the terms of the Purchase Program. Program Shares purchased with Employer Contributions will be designated as "Employer Shares" and the number of Employer Shares to be issued to a Program Participant and credited to the Program Participant's account under the Purchase Program shall be at the option of the Board and based on the market price for the Program Shares on the last trading day of the applicable month, however the issuance of such Employer Shares will be deferred by the Corporation for a period of 12 months following the last trading day of such month. The Corporation will purchase such Employer Shares at market.

Provisions applicable to all grant of Awards

The aggregate number of Shares that may be issued and issuable together with any other securities-based compensation arrangements of the Corporation, as applicable,

(a) to any one Participant, within any one-year period, shall not exceed 5% of the Corporation's outstanding issue from time to time;

(b) to any one consultant (who is not otherwise an eligible director), within a one-year period shall not exceed 2% of the Corporation's outstanding issue from time to time;

(c) to eligible persons (as a group) retained to provide investor relations activities, within a one-year period shall not exceed 2% of the Corporation's outstanding issue;

(d) to insiders (as a group) shall not exceed 10% of the Corporation's outstanding issue from time to time;

(e)  to insiders (as a group) within a one-year period shall not exceed 10% of the Corporation's outstanding issue; and

(f) to any one insider and his or her associates within any one-year period shall not exceed 5% of the Corporation's outstanding issue from time to time.

In no event will the number of Shares that may be issued to any individual (when combined with all of the Corporation's other security-based compensation arrangements, as applicable) exceed 5% of the Corporation's outstanding issue from time to time.

The Board has approved the Amended Plan.  The formal adoption of the Amended Plan is subject to disinterested Shareholder approval at the Meeting and final Exchange approval.  The Corporation estimates that a total of 4,003,910 Shares held by the Corporation's Directors, officers, employees and advisors will be excluded from voting on the Amended Plan resolution.

The full text of the Amended Plan is attached as Schedule "A" hereto.

Disinterested Shareholders will be asked at the Meeting to pass an ordinary resolution, the text of which will be substantially the form as follows:

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. The Amended Plan (as defined and described in the Corporation's management information circular dated May 14, 2021), pursuant to which, (i) eligible employees of the Corporation may purchase common shares in the Corporation; and (ii) directors may, from time to time, authorize the issuance of options, restricted share units and deferred share units to certain directors, officers, employees and consultants of the Corporation and its subsidiaries to a maximum of 10% of the issued and outstanding common shares of the Corporation at the time of grant and to a maximum of 1,200,000 restricted share units and 400,000 deferred share units, be and is hereby authorized and approved, subject to stock exchange approval; and

2. Any one or more directors or officers of the Corporation be and are hereby authorized, for and on behalf of the Corporation, to execute and deliver all other documents and instruments and do all such acts or things, and making all necessary filings with applicable regulatory bodies and stock exchanges, as such directors or officers may determine to be necessary or desirable to carry out the foregoing resolutions."

Accordingly, the Board of Directors and Management are recommending that disinterested Shareholders vote FOR the approval of the Amended Plan.  Disinterested Shareholder proxies received in favour of management will be voted for the approval of a resolution of disinterested Shareholders regarding the approval of the Amended Plan, unless a Shareholder has specified in the enclosed Proxy that such Shares are to be voted against such disinterested Shareholder resolution.

PART 3: DIRECTOR COMPENSATION

Oversight and Description of Director Compensation

As part of its mandate, the Human Resources and Compensation Committee is responsible for annually reviewing and recommending to the Board a compensation package for its members. In considering the Directors' compensation packages, the Human Resources and Compensation Committee takes into consideration the relative responsibilities of Directors in serving on the Board and the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies.

The annual fee payable to the Corporation's chairman is $120,000 ($10,000 per month) and the annual fee payable to non-executive Directors is $36,000 ($3,000 per month). Mr. Otter and Ms. Loder's annual fee is US$36,000 (US$3,000 per month).  The Directors also have the choice to receive a portion or all of their retainer in DSUs in lieu of cash. The Corporation does not currently pay an additional "per meeting" fee. George Salamis, who is also a Named Executive Officer, is not entitled to receive any additional compensation for acting as a Director.

As described below (see "Compensation Process"), the Corporation engaged Lane Caputo in 2020 to review the Corporation's compensation strategy for non-executive Directors. One of Lane Caputo's recommendations was that the Corporation implement annual retainers for the chairs of the Committees. As of January 1, 2021, the chair of the Audit Committee will receive an annual fee of $10,000, the chair of the Human Resources and Compensation Committee will receive an annual fee of $7,500 and the chair of the Technical, Safety, Environment and Sustainability Committee will receive an annual fee of $5,000.

Directors are also eligible to participate in the Amended Plan, which is designed to give each independent Director an interest in preserving and maximizing shareholder value in the long term. Independent Directors were awarded an initial Option grant upon joining the Board. Subsequent individual Option and DSU grants will be determined on an annual basis, based on the Corporation's overall performance. Option vesting periods for Directors are as follows: 1/3 upon grant of Options; 1/3 after 12 months; and 1/3 after 24 months.  DSUs vest immediately on the date of grant and are settled in cash or Shares when the individual ceases to be a Director of the Corporation.

There are no other arrangements under which the Directors who are not Named Executive Officers were compensated by the Corporation or its subsidiaries during the most recently completed financial year end for their services in their capacity as Directors.

Summary Compensation Table

The following table provides a summary of compensation paid, directly or indirectly, for each of the two most recently completed financial years to the Directors, not including Directors who are also Named Executive Officers:

TABLE OF COMPENSATION (1)
Name and position	Year	Fees earned ($)	Share-Based Awards ($)	Option- Based Awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Stephen de Jong,	2020	120,000(2)	82,425(9)	31,622(10)	Nil	Nil	Nil	234,047
Chairman	2019	120,000(2)	Nil	140,543(7)	Nil	Nil	Nil	260,543

David Awram,	2020	36,000	82,425(9)	31,622(10)	Nil	Nil	Nil	150,047
Director	2019	36,000	Nil	117,119(7)	Nil	Nil	Nil	153,119

Timo Jauristo,	2020	36,000	82,425(9)	31,622(10)	Nil	Nil	Nil	150,047
Director	2019	36,000	Nil	117,119(7)	Nil	Nil	Nil	153,119

Anna Ladd-Kruger,	2020	36,000	82,425(9)	31,622(10)	Nil	Nil	Nil	150,047
Director	2019	36,000	Nil	117,119(7)	Nil	Nil	Nil	153,119

C.L. "Butch" Otter,(5)	2020	45,835(3)(12)	82,425(9)	31,622(10)	Nil	Nil	8,021(4)(12)	167,903
Director	2019	13,637(3)(11)	Nil	302,569(7)(8)	Nil	Nil	11,365(4)(11)	327,571

Carolyn Clark Loder(6)	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Director	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) This table does not include any amount paid as reimbursement for expenses.

(2) This amount was paid to a private company controlled by Mr. de Jong for his services as Chairman of the Board of Directors.

(3) This amount was paid to a private company controlled by Mr. Otter for his services as Director.

(4) This amount was paid to a private company controlled by Mr. Otter for consulting services provided to the Corporation.

(5) Mr. Otter was appointed Director on September 16, 2019.

(6) Ms. Loder was appointed Director on February 24, 2021.

(7) On December 17, 2019, the Corporation granted Mr. de Jong 96,000 Options and 80,000 Options each to Mr. Awram, Mr. Jauristo, Ms. Ladd-Kruger and Mr. Otter at an exercise price of $2.88. The value of the grants was estimated using the Black-Scholes model with the following assumptions: 5 year expected life; 59.1% volatility; 1.65% risk free interest rate; and a 0% dividend rate. Each Option entitles the holder to one Share upon exercise or release. The Options vest as follows: 1/3 on date of grant, 1/3 after 12 months; and 1/3 after 24 months.

(8) On September 16, 2019, Mr. Otter received an initial grant of 100,000 Options at an exercise price of $3.28. The value of the grants was estimated using the Black-Scholes model with the following assumptions: 5 year expected life; 67.50% volatility; 1.49% risk free interest rate; and a 0% dividend rate. Each Option entitles the holder to one Share upon exercise or release. The Options vest as follows: 1/3 on date of grant, 1/3 after 12 months; and 1/3 after 24 months.

(9) On December 15, 2020, the Corporation granted Mr. de Jong, Mr. Awram, Mr. Jauristo, Ms. Ladd-Kruger and Mr. Otter each 17,500 DSUs. Each DSU has been valued at $4.71 which was the Corporation's closing Share price on the date of grant.

(10) On December 15, 2020, the Corporation granted 17,500 Options each to Mr. de Jong, Mr. Awram, Mr. Jauristo, Ms. Ladd-Kruger and Mr. Otter at an exercise price of $4.71. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 3.5 year expected life; 52.83% volatility; 0.45% risk free interest rate; and a 0% dividend rate. Each Option entitles the holder to one Share upon exercise or release. The Options vest as follows: 1/3 on date of grant, 1/3 after 12 months; and 1/3 after 24 months.

(11) Mr. Otter's fees are paid in U.S. dollars and have been converted to Canadian dollars from U.S. dollars using the December 31, 2019 exchange rate of $1.2988 to US$1.00.

(12) Mr. Otter's fees are paid in U.S. dollars and have been converted to Canadian dollars from U.S. dollars using the December 31, 2020 exchange rate of $1.2732 to US$1.00.

Compensation Securities Table

The following table sets forth information concerning all compensation securities granted or issued by the Corporation to each Director, not including Directors who are also Named Executive Officers, during the most recently completed financial year:

COMPENSATION SECURITIES
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Stephen de Jong,(4) Chairman	Options(1) DSUs	17,500(2) 17,500(3)	Dec 15, 2020 Dec 15, 2020	4.71 4.71	4.71 4.71	5.00 5.00	Dec 15, 2025
David Awram,(5) Director	Options(1) DSUs	17,500(2) 17,500(3)	Dec 15, 2020 Dec 15, 2020	4.71 4.71	4.71 4.71	5.00 5.00	Dec 15, 2025
Timo Jauristo,(6) Director	Options(1) DSUs	17,500(2) 17,500(3)	Dec 15, 2020 Dec 15, 2020	4.71 4.71	4.71 4.71	5.00 5.00	Dec 15, 2025
Anna Ladd-Kruger,(7) Director	Options(1) DSUs	17,500(2) 17,500(3)	Dec 15, 2020 Dec 15, 2020	4.71 4.71	4.71 4.71	5.00 5.00	Dec 15, 2025
C.L. "Butch" Otter,(8) Director	Options(1) DSUs	17,500(2) 17,500(3)	Dec 15, 2020 Dec 15, 2020	4.71 4.71	4.71 4.71	5.00 5.00	Dec 15, 2025
Carolyn Clark Loder,(9) Director	Options(1) DSUs	Nil Nil

Notes:

(1) Each Option entitles the holder to one Share upon exercise or release. For a discussion about vesting and restrictions and conditions of exercise or conversion, see section titled "Oversight and Description of Director Compensation".

(2) Annual option grant for year ended December 31, 2020.

(3) Annual DSU grant for year ended December 31, 2020.

(4) Mr. de Jong held a total of 413,500 Options (312,000 vested) and 17,500 DSUs (17,500 vested) as at December 31, 2020.

(5) Mr. Awram held a total of 247,500 Options (160,000 vested) and 17,500 DSUs as (17,500 vested) at December 31, 2020.

(6) Mr. Jauristo held a total of 247,500 Options (126,667 vested) and 17,500 DSUs (17,500 vested) as at December 31, 2020.

(7) Ms. Ladd-Kruger held a total of 197,500 Options (93,334 vested) and 17,500 DSUs (17,500 vested) as at December 31, 2020.

(8) Mr. Otter held a total of 197,500 Options (60,000 vested) and 17,500 DSUs (17,500 vested) as at December 31, 2020.

(9) Ms. Loder joined the Board in February 2021.

None of the Directors exercised any compensation securities during the most recently completed financial year of the Corporation.

Outstanding Share Awards and Option Awards Table

The following provides a summary of equity incentive plan awards outstanding for each Director, not including Directors who are also Named Executive Officers, as of December 31, 2020:

Outstanding Share-Based and Option-Based Awards
	Share-Based Awards			Option-Based Awards
Name and position	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(1) ($)	Number of Common Shares underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money Options(2) ($)
Stephen de Jong,	17,500	Nil	87,500	17,500	4.71	15-Dec-25	5,075
Chairman				96,000(4)	2.88(4)	17-Dec-24	203,520
				60,000(4)	2.00(4)	23-Nov-23	180,000
				240,000(4)	2.50(4)	03-Nov-22	600,000
David Awram,	17,500	Nil	87,500	17,500	4.71	15-Dec-25	5,075
Director				80,000(4)	2.88(4)	17-Dec-24	169,600
				50,000(4)	2.00(4)	23-Nov-23	150,000
				100,000(4)	2.50(4)	03-Nov-22	250,000
Timo Jauristo,	17,500	Nil	87,500	17,500	4.71	15-Dec-25	5,075
Director				80,000(4)	2.88(4)	17-Dec-24	169,600
				50,000(4)	2.00(4)	23-Nov-23	150,000
				100,000(4)	2.95(4)	28-Feb-23	205,000
Anna Ladd-Kruger,	17,500	Nil	87,500	17,500	4.71	15-Dec-25	5,075
Director				80,000(4)	2.88(4)	17-Dec-24	169,600
				100,000(4)	2.00(4)	18-Dec-23	300,000
C.L. "Butch" Otter,	17,500	Nil	87,500	17,500	4.71	15-Dec-25	5,075
Director				80,000(4)	2.88(4)	17-Dec-24	169,600
				100,000(4)	3.28(4)	16-Sep-24	172,000
Carolyn Clark Loder,(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Director

Notes:

(1) The value of DSUs is based on the closing price of the Shares on December 31, 2020 of $5.00.

(2) The value of Options is based on the difference between the closing price of Shares on December 31, 2020 of $5.00 and the exercise price of the Options.

(3) Ms. Loder joined the Board in February 2021.

(4) Number of Options and exercise price have been adjusted to reflect a 2.5 to 1 consolidation of the Corporation's Shares in July 2020.

Incentive Plan Awards - Value Vested or Earned During the Year

The following provides a summary of the value of all incentive plan awards that vested for each Director, not including Directors who are also Named Executive Officers, during the year ended December 31, 2020:

Incentive Plan Awards - Value Vested or Earned During the Year
Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Stephen de Jong	110,040	82,425	N/A
David Awram	91,699	82,425	N/A
Timo Jauristo	79,199	82,425	N/A
Anna Ladd-Kruger	142,869	82,425	N/A
C.L. "Butch" Otter	92,867	82,425	N/A
Carolyn Clark Loder	N/A	N/A	N/A

Notes:

(1) This is aggregate dollar value that would have been realized if the Options vested during the year had been exercised on their respective vesting dates. This is calculated by multiplying the number of Options that vested during the year by the difference between the closing price of the Shares on the date of vesting and the exercise price of the Options.

(2) This is aggregate dollar value that would have been realized if the DSUs vested during the year had been paid out or distributed on their respective vesting dates. This is calculated by multiplying the number of DSUs that vested during the year by the closing price of the Shares on the date of vesting.

PART 4: NAMED EXECUTIVE OFFICER COMPENSATION

The following information is presented in accordance with Form 51-102F6 - Statement of Executive Compensation.

Under Form 51-102F6 - Statement of Executive Compensation, "Named Executive Officers" or "NEOs" are the CEO, CFO and the three most highly compensated executive officers, other than the CEO and CFO, whose total compensation was, individually, more than $150,000 for the financial year (as at December 31, 2020).

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Corporation's executive compensation philosophy, objectives and processes and to discuss compensation decisions relating to the Corporation's CEO, CFO and its NEOs.

During the financial year ended December 31, 2020, the Corporation had five Named Executive Officers (defined below): George Salamis, President, Chief Executive Officer ("CEO") and Director; Andrée St-Germain, Chief Financial Officer ("CFO") and Corporate Secretary; E. Max Baker, Vice President Exploration ("VP Exploration"); Timothy D. Arnold, Chief Operating Officer ("COO"); and Joshua Serfass, Executive Vice President, Corporate Development and Investor Relations ("EVP Corp Dev and IR").  Mr. Serfass was appointed as EVP Corp Dev and IR in December 2020.

Oversight of NEO Compensation

The Human Resources and Compensation Committee is responsible for the Corporation's compensation strategy, policies and practices. The Human Resources and Compensation Committee has the responsibility to review and make recommendations concerning the compensation of the Named Executive Officers. The Human Resources and Compensation Committee also has the responsibility to make recommendations concerning annual bonuses and grants to eligible persons under the Corporation's existing equity incentive plan.

The Board is responsible for reviewing the compensation of members of senior management to ensure that they are competitive within the industry and that the form of compensation aligns the interests of each such individual with those of the Corporation.

The Human Resources and Compensation Committee is currently comprised of Timo Jauristo (Chair), Stephen de Jong and David Awram. All of the members of the Human Resources and Compensation Committee are independent within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101").

See also "Statement of Corporate Governance - Human Resources and Compensation Committee" below.

Principles and Objectives of Executive Compensation

The Human Resources and Compensation Committee believes in linking an individual's compensation to his or her performance and contribution as well as to the performance of the Corporation as a whole. The primary components of the Corporation's executive compensation are base salary, cash bonus (short-term incentive) and Option/RSUs based awards (long-term incentive). The Board believes that the mix between base salary and incentives must be reviewed and tailored to each executive based on their role within the organization as well as their own personal circumstances. The overall goal is to successfully link compensation to the interests of Shareholders. The following principles form the basis of the Corporation's executive compensation program:

(a) align interest of executives and Shareholders;

(b) attract and motivate executives who are instrumental to the success of the Corporation and the enhancement of Shareholder value;

(c) provide incentive to executives to continuously improve operations and execute on corporate strategy;

(d) pay for performance; and

(e) ensure compensation methods have the effect of retaining those executives whose performance has enhanced the Corporation's long-term value.

Neither the Directors nor the Named Executive Officers are permitted to purchase financial instruments (which, for greater certainty, include prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted by the Corporation to such individuals as compensation or held, directly or indirectly, by the Director or Named Executive Officer.

The Human Resources and Compensation Committee believes that the objective of Named Executive Officers compensation practices should be to align the Total Direct Compensation (as hereinafter defined) with that of similar sized companies. Total Direct Compensation is the total of base salary (or consulting fees), annual incentive bonus and the Black-Scholes value of long-term incentive compensation.

Compensation Process

The Human Resources and Compensation Committee reviews the NEOs Total Direct Compensation at the end of each year, and compares it with Total Direct Compensation of comparable publicly traded Canadian companies, to ensure that the Total Direct Compensation of the Corporation's NEOs is in-line with the industry.

The Human Resources and Compensation Committee's recommendations regarding Director and NEO compensation are presented to the Board for its consideration and approval.

In 2020, the Human Resources and Compensation Committee engaged Lane Caputo Compensation Inc. ("Lane Caputo"), an independent third party, to review the Corporation's compensation strategy for executives and non-executive Directors.  Lane Caputo benchmarked the Corporation's compensation strategy against a group of peer companies reflecting the Corporation's current size and stage of development. Based on their review, Lane Caputo found that overall, the Corporation's strategy is in line with peers. The Human Resources and Compensation Committee and the Board reviewed the findings and recommendations of Lane Caputo and approved the adoption of the recommendations.

The Corporation's peer group was selected by Lane Caputo based on market capitalization, stage of development, jurisdiction and geographical similarity of operations. Comparative data for the Corporation's peer group was compiled by Lane Caputo and reviewed and approved by the Human Resources and Compensation Committee. The peer group selected by Lane Caputo (below) will be reviewed on an annual basis by the Human Resources and Compensation Committee to ensure that it remains relevant to the Corporation.:

Ascot Resources Ltd.	Gold Standard Ventures Corp.	Monarch Gold Corp.	Troilus Gold Corp
Auryn Resources Inc.	GT Gold Corp.	Osisko Mining Inc.
Battle North Gold Corp.	Liberty Gold Corp.	Sabina Gold & Silver Corp.
Corvus Gold Inc.	Marathon Gold Corp.	Skeena Resources Ltd.
First Mining Gold Corp.	Midas Gold Corp.	Treasury Metals Inc.

Executive Compensation-Related Fees

In 2020, the Corporation paid Lane Caputo an aggregate fee of $34,000 for services related to determining compensation for the Corporation's Directors and NEOs.

All Other Fees

Other than Lane Caputo, no other third party was engaged to provide compensation-related services to the Corporation during the two most recently completed financial years.

Components of the Compensation Program

Set forth below is a table that describes the elements of NEO compensation:

Elements	Description	Objectives
Base Salary	Base salary is determined through an analysis of a comparator group for similar positions. It reflects the capability of the executive as demonstrated over an extended period of time.	Attraction, retention and motivation; and annual salary adjustments as appropriate.
Annual Cash Bonus - Short Term Incentives

Annual cash incentive bonus is a portion of variable compensation that is designed to reward executives on an annual basis for achievement of corporate and business objectives, relative to corporate and individual performance.

Pay for performance; align with business strategy; and attraction, retention and motivation.
Options & RSUs - Long-Term Incentives

Equity compensation is a portion of variable compensation that is designed to align executive and Shareholder interests, focus executives on long-term value creation, and also support the retention of key executives.

Align to Shareholder interests; pay for performance; and attraction, retention and motivation.
Benefits	Executives who are employees participate in standard corporate medical, extended health and dental insurance	Attraction and retention.

Base Salary

Base salaries (or consulting fees) of the Corporation's Named Executive Officers are based on an assessment of factors such as current competitive market conditions, compensation levels within the comparator group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.

Base salaries are reviewed at the end of each calendar year. The CEO recommends base salary adjustments to the Human Resources and Compensation Committee for the Named Executive Officers, other than himself. The Human Resources and Compensation Committee determines the base salary adjustment for the CEO taking into consideration the performance of the CEO, market conditions and the Corporation's ability to pay.

Short-Term Incentives

The short-term incentive program is a variable element of compensation and consists of an annual cash bonus. Annual bonuses may be awarded at the sole discretion of the Board, based on recommendations of the Human Resources and Compensation Committee, for individual achievements, contributions or efforts that the Human Resources and Compensation Committee has determined can reasonably be expected to have a positive impact on Shareholder value.

Achieving predetermined individual and/or corporate targets and objectives, as well as general performance in day to day corporate activities, will trigger the award of a bonus payment to the Named Executive Officers. The Named Executive Officers will receive a partial or full incentive payment depending on the number of the predetermined targets met and the Board's assessment of overall performance. The determination as to whether a target has been met is ultimately made by the Board. The Board reserves the right to make positive or negative adjustments to any bonus payment if they consider them to be appropriate.

The following table sets out the target and maximum bonus amounts as a percentage of annual salary:

NEO	Position	Target Bonus (Percentage of Annual Salary)	Maximum Bonus (Percentage of Annual Salary)
George Salamis	President & CEO	50%	100%
Andrée St-Germain	CFO	30%	50%
Max Baker	VP Exploration	30%	50%
Timothy Arnold	COO	30%	50%
Joshua Serfass	EVP Corp Dev and IR	30%	50%

The following table sets out performance weighting between corporate objectives and individual objectives:

NEO	Position	Corporate Objectives	Individual Objectives
George Salamis	President & CEO	75%	25%
Andrée St-Germain	CFO	75%	25%
Max Baker	VP Exploration	75%	25%
Timothy Arnold	COO	75%	25%
Joshua Serfass	EVP Corp Dev and IR	75%	25%

As part of its duties and responsibilities and in conjunction with year-end assessment, the Human Resources and Compensation Committee reviewed each NEOs 2020 individual objectives and the Corporation's 2020 corporate objectives. All objectives were pre-approved by the Board in early 2020 and reviewed / re-assessed mid-year. The Human Resources and Compensation Committee met with the NEOs for discussion and consideration of each element contained in the 2020 individual and corporate objectives.

The Human Resources and Compensation Committee and Board considered multiple factors when selecting the NEOs' individual objectives and the Corporation's corporate objectives, including, among other factors, the following: stage of the Corporation, exploration/development priorities for 2020 and 2021, risks and opportunities, state of the markets and market expectations, trends in corporate governance, industry best practices, the COVID-19 pandemic and the Corporation's values.

The following lists the Corporation's 2020 corporate objectives as approved and reviewed / re-assessed by the Board (in bold), followed by various achievements considered by the Human Resources and Compensation Committee in assessing whether the stated corporate objective was met:

  Capital Market / Investor Relations / Finance (weight 30%) - Achieved
    Performed in-line or outperformed peer set; Relative share performance of 67% (calculated as percent change in Share price from December 31, 2019 to December 31, 2020), in-line with peer set median of 69%, slightly below peer set average performance of 80%;
    Raised a total of US$23 million to fund 2021 expenditures;
    Successful NYSE American listing and increased US trading;
    Implemented new marketing initiatives and successfully adapted marketing strategy under COVID-19 restrictions;
    Maintained strong presence at virtual investor conferences;
    Increased research coverage and media presence;
    Successful execution of corporate and site budgets; and
    Completed continuation from Ontario to British Columbia.

  Resource Growth and Exploration / Project Development (weight 30%) - Achieved
    Successful execution of the 2020 exploration work program, including ~15,000m of drilling, mapping and sampling, and IP surveying;
    Exploration success by concretely highlighting resource expansion potential, both low-grade and high-grade at Florida Mtn, DeLamar, War Eagle and BlackSheep, including the identification of new exploration targets outside of areas that were previously explored;
    Hired key personnel to move forward the permitting process and commence pre-feasibility work;
    Negotiated and signed a memorandum of understanding with the Bureau of Land Management, expediting government engagement in future mine permitting; and
    Commenced studies designed to support the 2021 pre-feasibility study, including environmental baseline data collect and detailed metallurgical studies.

  Health & Safety / Environmental / Corporate Governance / Social Responsibility (weight 30%) - Achieved

  Applied health and safety standards comparable with the mining industry and had zero reportable incidents;
  Maintained strong COVID-19 protocols for employees and contractors with no site shut down related to COVID-19 outbreak;
  Operated in an environmentally sustainable manner and had zero reportable environmental spills;
  Established positive communications with local stakeholders and governmental agencies and implemented community involvement programs;
  Launched several Environmental, Social and Governance initiatives at the corporate level, such as a food bank challenge and diversity and inclusion training for mining executives; and
  Launched several initiatives to keep local population near site safe during the pandemic.
  Risk Management (weight 10%) - Achieved
    Assessed and monitored risks, and implemented mitigation measures to reduce risks; and
    Cybersecurity.

Based on the Human Resources and Compensation Committee's assessment, the Board recognized that all 2020 corporate objectives were met.  NEOs individual objectives were also achieved. As a result, 2020 performance cash bonuses were paid in full at maximum bonus rate (in March 2021) following approval by the Board, at its full discretion, based on the recommendation of the Human Resources and Compensation Committee.

Long-Term Incentives

Long-term incentives are performance-based grants of Options and/or RSUs.  The awards are intended to align executive interests with those of Shareholders by tying compensation to Share performance and to assist in retention through vesting provisions.  The Board implemented a formal annual equity incentive grant in 2018.

The Options and RSUs granted to NEOs vest as follows: 1/3 after 12 months; 1/3 after 24 months; and 1/3 after 36 months.

Grants of Options and RSUs are based on:

(a) the executive's performance;

(b) the executive's level of responsibility within the Corporation;

(c) the number and exercise price of Options previously issued to the executive; and

(d) the overall aggregate total compensation package provided to the executive.

Management makes recommendations to the Human Resources and Compensation Committee and the Board concerning the long-term incentives based on the above criteria. Options and RSUs are granted on an annual basis in connection with the review of executives' compensation packages. Options and RSUs may also be granted, at the discretion of the Board, throughout the year, as special recognition for extraordinary performance. The Board is responsible for setting or amending the Corporation's equity incentive plan under which Options and RSUs are granted.  The Board will consider previous grants of Options and RSUs and the overall number of awards that are outstanding relative to the number of outstanding Shares in determining whether to make any new grants and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the Named Executive Officer.

Compensation Risk Considerations

In making its compensation recommendations to the Board, the Human Resources and Compensation Committee takes a balanced approach by using both short-term and long-term incentives which are based on both individual and corporate objectives and performance as discussed in detail above. The Corporation's compensation strategy identifies maximum amounts which restrict the payout of short-term incentives and the Amended Plan provides a maximum number of Shares which may be made subject to awards. This strategy achieves the objectives of aligning the interests of NEOs and Shareholders and attracting, motivating, and retaining NEOs who are instrumental to the Corporation's success while limiting excessive risk taking. The Human Resources and Compensation Committee engaged Lane Caputo to review the Corporation's compensation strategy and found it to be in-line with peers.

The Corporation prohibits Directors and NEOs from purchasing financial instruments (which, for greater certainty, include prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted by the Corporation to such individuals as compensation or held, directly or indirectly, by the Director or NEO. To the best of the Corporation's knowledge, no Director or NEO of the Corporation has purchased such financial instruments.

The Board has adopted a Compensation Recovery Policy (defined below) which allows the Corporation to recover performance-based compensation if an employee, officer or Director has engaged in certain activities as described in the section below.

Based on its review of the Corporation's compensation policies and practices, the Human Resources and Compensation Committee has not identified any risks that are reasonably likely to have a material adverse effect on the Corporation. The Human Resources and Compensation Committee will continue to review its compensation strategy, policies and practices on an annual basis to ensure that risk related to compensation of the Corporation's NEOs is mitigated.

Compensation Recovery Policy

In 2021, the Board adopted a compensation recovery policy ("Recovery Policy") to provide for the right to recover performance-based compensation from a "Covered Individual" (as defined in the Recovery Policy), who participates in the equity plans of the Corporation, that has engaged in fraud, theft, embezzlement, serious misconduct or negligence irrespective of whether it directly caused or directly contributed to the need for a material restatement of the Corporation's financial results in order to comply with applicable securities laws.

The Recovery Policy shall be administered by the independent members of the Board. Any determinations made by the independent members of the Board shall be deemed conclusive and binding on all individuals covered by the Recovery Policy.

The Recovery Policy is triggered:

 a) if the Corporation is required by applicable securities laws to materially restate previously issued financial statements or reported reserves or resources and the fraud, theft, embezzlement, serious misconduct or negligence of a Covered Individual directly caused or directly contributed to the need for such material restatement; or

 b) in the event a Covered Individual of the Corporation has engaged in fraud, theft, embezzlement or serious misconduct (which includes, but is not limited to, dishonesty or a breach of Corporation policy to the material detriment of the Corporation's business or reputation and any conduct that would qualify as cause for termination of employment at common law) or negligence, irrespective of whether there was a material restatement.

The Recovery Policy applies to incentive-based compensation, defined as any compensation that is granted, earned or vested based in whole or in part on the attainment of a financial reporting measure. Such compensation includes all annual incentives and long-term incentives based on the Corporation's performance, whether paid in cash or in equity, where the award or size of the award was contingent on such performance.

The independent members of the Board are empowered with the authority to decline to seek recovery of some or all of the amounts otherwise determined to be recoverable hereunder if they determine that doing so would be unreasonable or contrary to the interests of the Corporation and its shareholders.

Performance Graph

The following graph compares the percentage change in cumulative total shareholder return for $100 invested in the Corporation's Shares against the cumulative total return of the S&P/TSX Composite Index, S&P/TSX Venture Composite Index and the S&P/TSX Global Gold Index for the five-year period beginning January 1, 2016.

The amounts in the graph above and chart below are as of January 1, 2016 and December 31 in each of the years 2016, 2017, 2018, 2019 and 2020.

	January 1, 2016(2)	December 31, 2016(2)	December 31, 2017(2)	December 31, 2018	December 31, 2019	December 31, 2020
Integra Resources Corp.(1)	100.00	16.67	293.33	224.00	320.00	533.33
S&P/TSX Composite Index	100.00	118.26	125.39	110.80	132.00	134.86
S&P/TSX Venture Composite Index	100.00	145.03	161.84	106.00	109.87	166.53
S&P/TSX Global Gold Index	100.00	144.62	145.52	139.07	194.54	234.83

Notes:

(1) The Corporation changed its name from Mag Copper Limited to Integra Resources Corp on August 11, 2017.

(2) The Corporation was listed on the Canadian Securities Exchange until November 6, 2017 when it delisted and commenced trading on the TSX Venture Exchange.

During the past five years, the mining sector suffered significant declines specifically from 2016 to 2019. During the same period financial markets for mining in general, and mineral exploration and development in particular, were relatively weak. However, 2020 was a much stronger year for prices of gold and silver and for mining equities. Financial markets for mining have been relatively strong since. As a result, the Share price performance trend shown above does not necessarily correlate with the trend in the Corporation's compensation to executive officers during the same period. To ensure that the Corporation's compensation is aligned with its peers, the Corporation engaged Lane Caputo, an independent third party, to review the Corporation's compensation strategy for executive officers as described above.

Summary Compensation Table

The following table provides a summary of compensation paid, directly or indirectly, for each of the three most recently completed financial years to the Named Executive Officers:

TABLE OF COMPENSATION (1)
Name and position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
George Salamis,	2020	309,000(2)	263,760(14)	101,189(15)	309,000(2)(5)	Nil	Nil	Nil	982,949
President, CEO, Director	2019	300,000(2)	Nil	440,368(13)	112,500(2)(4)	Nil	Nil	Nil	852,868
	2018	300,000(2)	Nil	211,672(12)	200,000(2)(3)	Nil	Nil	Nil	711,672

Andrée St-Germain,	2020	206,000	131,880(14)	50,594(15)	103,000 (5)	Nil	Nil	Nil	491,474
CFO and Corporate Secretary	2019	200,000	Nil	131,173(13)	73,500(4)	Nil	Nil	Nil	404,673
	2018	200,000	Nil	85,084(12)	73,500(3)	Nil	Nil	Nil	358,584

Max Baker,	2020	249,165(18)	131,880(14)	50,594(15)	124,583(5)(18)	Nil	Nil	Nil	556,222
VP Exploration	2019	246,772(17)	Nil	131,173(13)	92,540(4)(17)	Nil	Nil	Nil	470,485
	2018	259,198(16)	Nil	85,084(12)	97,199(3)(16)	Nil	Nil	Nil	441,481

Timothy Arnold,(6)	2020	298,998(18)	131,880(14)	50,594(15)	149,499(5)(18)	Nil	Nil	Nil	630,971
COO	2019	296,126(17)	Nil	204,373(13)	111,047(4)(17)	Nil	Nil	Nil	611,547
	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Joshua Serfass,(7)	2020	157,368(18)	131,880(14)	50,594(15)	47,210(10)(18)	Nil	Nil	Nil	387,052
EVP Corp Dev and IR	2019	147,159(17)	Nil	93,695(13)	46,757(9)(17)	Nil	Nil	Nil	287,611
	2018	119,518(16)	Nil	204,210(11)(12)	27,693(8)(16)	Nil	Nil	Nil	351,421

Notes:

(1) This table does not include any amount paid as reimbursement for expenses.

(2) This amount was paid to a private company controlled by Mr. Salamis for his services as President and CEO.

(3) Cash bonus earned for 2018 performance was paid in February 2019.

(4) Cash bonus earned for 2019 performance was paid in March 2020.

(5) Cash bonus earned for 2020 performance was paid in March 2021.

(6) Timothy Arnold joined the Corporation in January 2019 as VP Project Development.  He was subsequently appointed as COO in November 2019.

(7) Joshua Serfass was appointed EVP Corp Dev and IR in December 2020.

(8) Cash bonus earned for 2018 performance was paid in December 2018.

(9) Cash bonus earned for 2019 performance was paid in December 2019.

(10) Cash bonus earned for 2020 performance was paid in December 2020.

(11) On February 1, 2018, the Corporation granted Mr. Serfass 90,000 Options at an exercise price of $3.20. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 5 year expected life; 73.07% volatility; 2.17% risk free interest rate; and a 0% dividend rate. Each Option entitles the holder to one Share upon exercise or release. The Options vest as follows: 1/3 after 12 months; 1/3 after 24 months; and 1/3 after 36 months.

(12) On November 23, 2018, the Corporation granted Mr. Salamis 204,000 Options, Ms. St-Germain 82,000 Options, Mr. Baker 82,000 Options and Mr. Serfass 28,000 Options at an exercise price of $2.00. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 5 year expected life; 69.63% volatility; 2.29% risk free interest rate; and a 0% dividend rate. Each Option entitles the holder to one Share upon exercise or release. The Options vest as follows: 1/3 after 12 months; 1/3 after 24 months; and 1/3 after 36 months.

(13) On December 17, 2019, the Corporation granted Mr. Salamis 300,800 Options, Ms. St-Germain 89,600 Options, Mr. Baker 89,600 Options and Mr. Arnold 139,600 Options at an exercise price of $2.88. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 5 year expected life; 59.1% volatility; 1.65% risk free interest rate; and a 0% dividend rate. Each Option entitles the holder to one Share upon exercise or release. The Options vest as follows: 1/3 after 12 months; 1/3 after 24 months; and 1/3 after 36 months.

(14) On December 15, 2020, the Corporation granted Mr. Salamis 56,000 RSUs, Ms. St-Germain 28,000 RSUs, Mr. Baker 28,000 RSUs, Mr. Arnold 28,000 RSUs and Mr. Serfass 28,000 RSUs. Each RSU has been valued at $4.71 which was the Corporation's closing Share price on the date of grant. Each RSU entitles the holder to one Share upon vesting. The RSUs vest as follows: 1/3 after 12 months; 1/3 after 24 months; and 1/3 after 36 months.

(15) On December 15, 2020, the Corporation granted Mr. Salamis 56,000 Options, Ms. St-Germain 28,000 Options, Mr. Baker 28,000 Options, Mr. Arnold 28,000 Options and Mr. Serfass 28,000 Options at an exercise price of $4.71. The value of the grant was estimated using the Black-Scholes model with the following assumptions: 3.5 year expected life; 52.83% volatility; 0.45% risk free interest rate; and a 0% dividend rate. Each Option entitles the holder to one Share upon exercise or release. The Options vest as follows: 1/3 after 12 months; 1/3 after 24 months; and 1/3 after 36 months.

(16) Mr. Baker and Mr. Serfass' salary and bonus are paid in U.S. dollars and have been converted to Canadian dollars from U.S. dollars using the December 31, 2018 exchange rate of $1.3642 to US$1.00.

(17) Mr. Baker, Mr. Arnold and Mr. Serfass' salary and bonus are paid in U.S. dollars and have been converted to Canadian dollars from U.S. dollars using the December 31, 2019 exchange rate of $1.2988 to US$1.00.

(18) Mr. Baker, Mr. Arnold and Mr. Serfass' salary and bonus are paid in U.S. dollars and have been converted to Canadian dollars from U.S. dollars using the December 31, 2020 exchange rate of $1.2732 to US$1.00.

Compensation Securities Table

The following table sets forth information concerning all compensation securities granted or issued by the Corporation to each Named Executive Officer during the most recently completed financial year:

COMPENSATION SECURITIES
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
George Salamis,(5) President, CEO, Director	Options(1) RSUs(2)	56,000(3) 56,000(4)	Dec 15, 2020 Dec 15, 2020	4.71 4.71	4.71 4.71	5.00 5.00	Dec 15, 2025
Andrée St-Germain,(6) CFO and Corporate Secretary	Options(1) RSUs(2)	28,000(3) 28,000(4)	Dec 15, 2020 Dec 15, 2020	4.71 4.71	4.71 4.71	5.00 5.00	Dec 15, 2025
Max Baker,(7) VP Exploration	Options(1) RSUs(2)	28,000(3) 28,000(4)	Dec 15, 2020 Dec 15, 2020	4.71 4.71	4.71 4.71	5.00 5.00	Dec 15, 2025
Timothy Arnold,(8) COO	Options(1) RSUs(2)	28,000(3) 28,000(4)	Dec 15, 2020 Dec 15, 2020	4.71 4.71	4.71 4.71	5.00 5.00	Dec 15, 2025
Joshua Serfass,(9) EVP Corp Dev and IR	Options(1) RSUs(2)	28,000(3) 28,000(4)	Dec 15, 2020 Dec 15, 2020	4.71 4.71	4.71 4.71	5.00 5.00	Dec 15, 2025

Notes:

(1) Each Option entitles the holder to one Share upon exercise or release. The options vest as follows: 1/3 after 12 months; 1/3 after 24 months; and 1/3 after 36 months.

(2) Each RSU entitles the holder to one Share upon vesting. The RSUs vest as follows: 1/3 after 12 months; 1/3 after 24 months; and 1/3 after 36 months.

(3) Annual Option grant for year ended December 31, 2020.

(4) Annual RSU grant for year ended December 31, 2020.

(5) Mr. Salamis held a total of 920,800 Options (596,267 vested) and 56,000 RSUs (Nil vested) as at December 31, 2020.

(6) Ms. St-Germain held a total of 469,600 Options (354,534 vested) and 28,000 RSUs (Nil vested) as at December 31, 2020.

(7) Mr. Baker held a total of 469,600 Options (354,534 vested) and 28,000 RSUs (Nil vested) as at December 31, 2020.

(8) Mr. Arnold held a total of 217,600 Options (63,200 vested) and 28,000 RSUs (Nil vested) as at December 31, 2020.

(9) Mr. Serfass held a total of 210,000 Options (100,000 vested) and 28,000 RSUs (Nil vested) as at December 31, 2020.

None of the Named Executive Officers exercised any compensation securities during the most recently completed financial year.

Outstanding Share Awards and Option Awards Table

The following provides a summary of equity incentive plan awards outstanding for each NEO as of December 31, 2020:

Outstanding Share-Based and Option-Based Awards
	Share-Based Awards			Option-Based Awards
Name and position	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested(1) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)	Number of Common Shares underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money Options(2) ($)
George Salamis,	56,000	280,000	Nil	56,000	4.71	15-Dec-25	16,240
President, CEO, Director				300,800(3)	2.88(3)	17-Dec-24	637,696
				204,000(3)	2.00(3)	23-Nov-23	612,000
				360,000(3)	2.50(3)	03-Nov-22	900,000
Andrée St-Germain,	28,000	140,000	Nil	28,000	4.71	15-Dec-25	8,120
CFO and Corporate Secretary				89,600(3)	2.88(3)	17-Dec-24	189,952
				82,000(3)	2.00(3)	23-Nov-23	246,000
				270,000(3)	2.50(3)	03-Nov-22	675,000
Max Baker,	28,000	140,000	Nil	28,000	4.71	15-Dec-25	8,120
VP Exploration				89,600(3)	2.88(3)	17-Dec-24	189,952
				82,000(3)	2.00(3)	23-Nov-23	246,000
				270,000(3)	2.50(3)	03-Nov-22	675,000
Timothy Arnold,	28,000	140,000	Nil	28,000	4.71	15-Dec-25	8,120
COO				139,600(3)	2.88(3)	17-Dec-24	295,952
				50,000(3)	2.15(3)	16-Jan-24	142,500
Joshua Serfass,	28,000	140,000	Nil	28,000	4.71	15-Dec-25	8,120
EVP Corp Dev and IR				64,000(3)	2.88(3)	17-Dec-24	135,680
				28,000(3)	2.00(3)	23-Nov-23	84,000
				90,000(3)	3.20(3)	01-Feb-23	162,000

Notes:

(1) The value of RSUs is based on the closing price of the Shares on December 31, 2020 of $5.00.

(2) The value of Options is based on the difference between the closing price of Shares on December 31, 2020 of $5.00 and the exercise price of the Options.

(3) Number of Options and exercise price have been adjusted to reflect a 2.5 to 1 consolidation of the Corporation's Shares in July 2020.

Incentive Plan Awards - Value Vested or Earned During the Year

The following provides a summary the value of all incentive plan awards that vested for each NEO during the year ended December 31, 2020:

Incentive Plan Awards - Value Vested or Earned During the Year
Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
George Salamis	592,953	Nil	N/A
Andrée St-Germain	300,164	Nil	N/A
Max Baker	300,164	Nil	N/A
Timothy Arnold	102,260	Nil	N/A
Joshua Serfass	66,639	Nil	N/A

Notes:

(1) This is aggregate dollar value that would have been realized if the Options vested during the year had been exercised on their respective vesting dates. This is calculated by multiplying the number of Options that vested during the year by the difference between the closing price of the Shares on the date of vesting and the exercise price of the Options.

(2) There were no RSUs that vested during 2020.

Financial Assistance and Loans

We do not provide financial assistance to directors, officers or employees to help them purchase Shares or exercise Options granted under the Corporation's equity incentive plan.

Pension Plan Benefits

There are no pension plan benefits in place for the Named Executive Officers or the Directors.

Material Terms of NEO Agreements

George Salamis, President & CEO

George Salamis is retained in the capacity of President and CEO pursuant to a consulting agreement dated effective October 10, 2017. Pursuant to the agreement with Mr. Salamis, the Corporation agrees to pay Mr. Salamis a bi-weekly fee of $11,538.46 ($300,000 per year), plus any applicable GST. Throughout the term or Mr. Salamis' consulting agreement, Mr. Salamis has received annual fee increases.  Beginning January 1, 2021, Mr. Salamis will receive $335,000 per year, plus applicable GST. The agreement further provides for the following payments from the Corporation if there is termination with notice:

(a) fees owed to Mr. Salamis;

(b) lump sum cash payment equal to 24-months' of fees;

(c) benefits shall be maintained for a period of eight weeks; and

(d) lump sum cash payment equal to the bonus he would have earned through the notice period of 24 months based on the bonus received in the year prior to termination.

If Mr. Salamis resigns or is terminated within 12 months after a change of control, he will be entitled to receive a lump sum cash payment from the Corporation equal to two years of his fees and an additional amount equal to two times the previous year's annual bonus, and any Options and other equity incentives that may be granted from time to time, including RSUs, previously granted but not yet vested will be deemed to vest and all Options held will remain exercisable in accordance with the Amended Plan.

During the term of the consulting agreement and for 12 months following termination of the agreement for any reason, Mr. Salamis may not, whether either individually or in partnership of jointly or in conjunction with anyone else, directly or indirectly, offer to hire or entice away or in any other manner persuade or attempt to persuade any officer, employee, or agent of the Corporation or its related and affiliated entities to terminate their relationships with the Corporation or its related or affiliated entities, as the case may be. Furthermore, except in the normal and proper course of the provision of the services in the agreement, Mr. Salamis will:

(a)  keep in strictest confidence and trust the confidential information; and

(b)   not use for his own account or disclose to anyone else, during or after the termination of the agreement with the Corporation, any confidential information or material relating to the Corporation's operations or business which Mr. Salamis obtains from the Corporation or any related or affiliated entity or its officers or employees, agents, suppliers or clients or otherwise by virtue of Mr. Salamis' relationship with the Corporation or any related or affiliated entity.

Andrée St-Germain, CFO and Corporate Secretary

Andrée St-Germain was appointed as CFO and Corporate Secretary under an employment agreement dated effective August 17, 2017. The agreement with Ms. St-Germain provides for a base salary of $200,000 and a discretionary bonus, to be determined by the Board. Throughout the term of Ms. St-Germain's employment agreement, Ms. St-Germain has received annual salary increases. Beginning January 1, 2021, Ms. St-Germain will receive $212,180 per year. The agreement further provides for the following payments from the Corporation if there is termination without cause or constructive dismissal:

(a) lump sum cash payment equal to 24-months' base salary;

(b) benefits shall be maintained (other than disability coverage) through the severance period of 24 months; and

(c) lump sum payment equal to the bonus she would have earned through the severance period of 24 months based on the bonus received for the year before termination.

If Ms. St-Germain resigns or is terminated within 12 months after a change of control, she will receive the above compensation and benefits from the Corporation, and any Options and other equity incentives that may be granted from time to time, including RSUs, previously granted but not yet vested will be deemed to vest and all Options held will remain exercisable in accordance with the Amended Plan.

During the term of the agreement and for a period of 12 months after the termination of the agreement for any reason, Ms. St-Germain shall not, whether directly or indirectly, compete with any activity or business that is the same or substantially the same as, or that is in competition with, any part of the Corporation in any part of the State of Idaho. In addition, for a 12-month period after the termination of her employment for any reason, Ms. St-Germain may not for her account or jointly with another, either directly or indirectly, for or on behalf of herself or any individual, partnership, corporation, or other legal entity, as principal, agent, employee or otherwise, solicit, influence, entice or induce, attempt to solicit, influence, entice or induce:

(a) any person who is employed by the Corporation or any affiliated company to leave such employment; or

(b) any customer of the Corporation or its affiliates, which Ms. St-Germain has interacted with or received confidential information with respect to at any time in the last two (2) years of the Ms. St-Germain's employment with the Corporation or any predecessor of the Corporation, to reduce or cease doing business with the Corporation.

Under the terms of the agreement, Ms. St-Germain shall not make any statement criticizing the Corporation or impairing the goodwill or reputation of the Corporation.

Max Baker, VP Exploration

Max Baker was appointed as VP Exploration under an employment agreement dated effective September 1, 2017. The agreement with Mr. Baker provides for a base salary of US$190,000, and a discretionary bonus, to be determined by the Board. Throughout the term of Mr. Baker's employment agreement, Mr. Baker has received annual salary increases. Beginning January 1, 2021, Mr. Baker will receive US$201,571 per year. The agreement further provides for the following payments from the Corporation if there is termination without cause or constructive dismissal:

(a) lump sum cash payment equal to 24 months' base salary;

(b) benefits shall be maintained (other than disability coverage) through the severance period of 24 months; and

(c) lump sum cash payment equal to the bonus he would have earned through the severance period of 24 months based on the bonus received for the year before termination.

If Mr. Baker resigns or is terminated within 12 months after a change of control, he will receive the above compensation and benefits from the Corporation, and any Options and other equity incentives that may be granted from time to time, including RSUs, previously granted but not yet vested will be deemed to vest and all Options held will remain exercisable in accordance with the Amended Plan.

During the term of the agreement and for a period of 12 months after the termination of the agreement for any reason, Mr. Baker shall not, whether directly or indirectly, compete with any activity or business that is the same or substantially the same as, or that is in competition with, any part of the Corporation in any part of the State of Idaho. In addition, for a 12-month period after the termination of his employment for any reason, Mr. Baker may not for his account or jointly with another, either directly or indirectly, for or on behalf of himself or any individual, partnership, corporation, or other legal entity, as principal, agent, employee or otherwise, solicit, influence, entice or induce, attempt to solicit, influence, entice or induce:

(a) any person who is employed by the Corporation or any affiliated company to leave such employment; or

(b) any customer of the Corporation or its affiliates, which Mr. Baker has interacted with or received confidential information with respect to at any time in the last two (2) years of the Mr. Baker's employment with the Corporation or any predecessor of the Corporation, to reduce or cease doing business with the Corporation.

Under the terms of the agreement, Mr. Baker shall not make any statement criticizing the Corporation or impairing the goodwill or reputation of the Corporation.

Timothy Arnold, COO

Timothy Arnold was appointed as COO under an employment agreement dated effective November 5, 2019. The agreement with Mr. Arnold provides for a base salary of US$228,000, and a discretionary bonus, to be determined by the Board. Throughout the term of Mr. Arnold's employment agreement, Mr. Arnold has received annual salary increases. Beginning January 1, 2021, Mr. Arnold will receive US$241,885 per year. The agreement further provides for the following payments from the Corporation if there is termination without cause or constructive dismissal:

(a) lump sum cash payment equal to 24-months' base salary;

(b) benefits shall be maintained (other than disability coverage) through the severance period of 24 months; and

(c) lump sum cash payment equal to the bonus he would have earned through the severance period of 24 months based on the bonus received for the year before termination.

If Mr. Arnold resigns or is terminated within 12 months after a change of control, he will receive the above compensation and benefits from the Corporation, and any Options and other equity incentives that may be granted from time to time, including RSUs, previously granted but not yet vested will be deemed to vest and all Options held will remain exercisable in accordance with the Amended Plan.

During the term of the agreement and for a period of 12 months after the termination of the agreement for any reason, Mr. Arnold shall not, whether directly or indirectly, compete with any activity or business that is the same or substantially the same as, or that is in competition with, any part of the Corporation in any part of the State of Idaho. In addition, for a 12-month period after the termination of his employment for any reason, Mr. Arnold may not for his account or jointly with another, either directly or indirectly, for or on behalf of himself or any individual, partnership, corporation, or other legal entity, as principal, agent, employee or otherwise, solicit, influence, entice or induce, attempt to solicit, influence, entice or induce:

(a) any person who is employed by the Corporation or any affiliated company to leave such employment; or

(b) any customer of the Corporation or its affiliates, which Mr. Arnold has interacted with or received confidential information with respect to at any time in the last two (2) years of the Mr. Arnold's employment with the Corporation or any predecessor of the Corporation, to reduce or cease doing business with the Corporation.

Under the terms of the agreement, Mr. Arnold shall not make any statement criticizing the Corporation or impairing the goodwill or reputation of the Corporation.

Joshua Serfass, EVP Corp Dev and IR

Joshua Serfass was appointed as EVP Corp Dev and IR pursuant to a consulting agreement dated effective December 3, 2020. Pursuant to the agreement with Mr. Serfass, the Corporation agrees to pay Mr. Serfass a monthly fee of US$12,500 (US$150,000 per year), and a discretionary bonus to be determined by the Board. Beginning January 1, 2021, Mr. Serfass will receive US$154,500 per year. The agreement further provides for the following payments from the Corporation if there is termination without cause or constructive dismissal:

(a) lump sum cash payment equal to 24-months' base salary;

(b) benefits shall be maintained (other than disability coverage) through the severance period of 24 months; and

(c) lump sum cash payment equal to the bonus he would have earned through the severance period of 24 months based on the bonus received for the year before termination.

If Mr. Serfass resigns or is terminated within 12 months after a change of control, he will receive the above compensation and benefits from the Corporation, and any Options and other equity incentives that may be granted from time to time, including RSUs, previously granted but not yet vested will be deemed to vest and all Options held will remain exercisable in accordance with the Amended Plan.

During the term of the consulting agreement and for 12 months following termination of the agreement for any reason, Mr. Serfass may not, whether either individually or in partnership of jointly or in conjunction with anyone else, directly or indirectly, offer to hire or entice away or in any other manner persuade or attempt to persuade any officer, employee, or agent of the Corporation or its related and affiliated entities to terminate their relationships with the Corporation or its related or affiliated entities, as the case may be. Furthermore, except in the normal and proper course of the provision of the services in the agreement, Mr. Serfass will:

(a) keep in strictest confidence and trust the confidential information; and

(b)  not use for his own account or disclose to anyone else, during or after the termination of the agreement with the Corporation, any confidential information or material relating to the Corporation's operations or business which Mr. Serfass obtains from the Corporation or any related or affiliated entity or its officers or employees, agents, suppliers or clients or otherwise by virtue of Mr. Serfass' relationship with the Corporation or any related or affiliated entity.

Termination and Change of Control Benefits

The Corporation has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer or Director in connection with or related to the retirement, termination or resignation of such person. The Corporation has not provided any compensation to such persons as a result of a change of control of the Corporation, its subsidiaries or affiliates.

The following table shows the estimated payments that would be payable to each of the NEOs of the Corporation in the event of a change of control or termination without cause took place on December 31, 2020.

Estimated Payment for Change of Control or Termination Without Cause
Name and position	Base Salary(1) ($)	Bonus ($)	Share-Based Awards(5)(7) ($)	Option-Based Awards(6)(7) ($)	Benefits ($)	Total ($)
George Salamis,	618,000	618,000(2)	560,000	32,480	10,232	1,838,712
President, CEO, Director
Andrée St-Germain,	412,000	206,000(2)	280,000	16,240	8,522	922,762
CFO and Corporate Secretary
Max Baker,	498,330(4)	249,166(2)(4)	280,000	16,240	Nil	1,043,736
VP Exploration
Timothy Arnold,	597,997(4)	298,998(2)(4)	280,000	16,240	48,874(4)	1,242,109
COO
Joshua Serfass,	381,960(4)	94,421(3)(4)	280,000	16,240	Nil	772,621
EVP Corp Dev and IR

Notes:

(1) Based on 2020 annual salary or annual consulting fees.

(2) Based on bonus earned in 2020 and paid in March 2021.

(3) Based on bonus earned in 2020 and paid in December 2020.

(4) Mr. Baker, Mr. Arnold and Mr. Serfass' salary or consulting fees, bonus and benefits have been converted to Canadian dollars from U.S. dollars using the December 31, 2020 exchange rate of $1.2732 to US$1.00.

(5) The value of Share-Based awards is based on the closing price of the Shares on December 31, 2020 of $5.00. Please refer to Compensation Securities table above for details of Share-Based awards granted in 2020.

(6) The value of Option-Based awards is based on the difference between the closing price of Shares on December 31, 2020 of $5.00 and the exercise price of the Options of $4.71. Please refer to Compensation Securities table above for details of Option-Based awards granted in 2020.

(7) In the event of a change of control, all Share-Based and Option-Based awards are deemed vested. The value of Share-Based and Option-based awards granted prior to January 1, 2020 have not been included in the table above.

PART 5: SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information regarding the Corporation's equity incentive plan as at December 31, 2020:

Plan Category	Number of securities to be issued upon exercise of outstanding Awards (a)	Weighted-average exercise price of outstanding Awards (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(1)
Equity compensation plans approved by securityholders • Options • RSUs • DSUs	4,816,029 358,203 87,500	$2.70 $4.71 $4.71	199,086(2) 199,086(3) 112,500(4)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	5,261,732	$2.87	199,086

Notes:

(1) Based on 54,608,177 Shares issued and outstanding as at December 31, 2020.

(2) Represents the maximum number of Options remaining available for issuance under the current equity incentive plan of the Corporation, assuming no further RSUs or DSUs are issued under the current equity incentive plan of the Corporation.

(3) Represents the maximum number of RSUs remaining available for issuance under the current equity incentive plan of the Corporation, assuming no further Options or DSUs are issued under the current equity incentive plan of the Corporation.

(4) Represents the maximum number of DSUs remaining available for issuance under the current equity incentive plan of the Corporation, assuming no further Options or RSUs are issued under the current equity incentive plan of the Corporation.

Equity Participation and Insider Ownership

Named Executive Officers and Directors collectively own an aggregate of 3,242,538 Shares, representing approximately 5.9% of the issued and outstanding Shares. In 2020, the Board adopted an equity ownership policy (the "Ownership Policy") as the Board believes it is in the best interest of the Corporation and its shareholders to align the financial interests of the Corporation's executive and non-executive Directors with those of Shareholders. Under the Ownership Policy, the following may be used in determining Share ownership:

• Shares owned directly (including through open market purchases or acquired and held upon vesting of Corporation equity awards);

• Shares owned jointly or separately by the individual's spouse;

• Shares held in trust for the benefit of the Participant, the Participant's spouse and/or children;

• RSUs (whether vested or not vested); and

• DSUs.

Unexercised Options (whether vested or not vested) do not count toward meeting these guidelines.

The following table outlines the Share ownership requirements and minimum time to comply under the Ownership Policy:

Position	Multiple of Base Salary or Annual Retainer	Minimum Time to Comply
CEO	Three (3) times annual base salary	Five (5) years after becoming subject to Policy
CFO, COO, VP Exploration	Two (2) times annual base salary	Five (5) years after becoming subject to Policy
Non-Executive Directors	Three (3) times annual base salary	Five (5) years after becoming subject to Policy

Named Executive Officers Share Ownership as Multiple of Base Salary

Name and position	Shares Held as of December 31, 2020 (#)	Value of Shares, as of December 31, 2020(1) ($)	RSUs Held as of December 31, 2020 (#)	Value of RSUs as of December 31, 2020(1) ($)	Total Value of Shares and RSUs as of December 31, 2020 ($)	2020 Base Salary ($)	Executive Share Ownership as Multiple of Base Salary	Ownership Threshold Met?
George Salamis,	1,483,199	$7,415,995	56,000	$280,000	$7,695,995	$309,000	24.9X	Yes
President, CEO, Director
Andrée St-Germain,	347,868	$1,739,340	28,000	$140,000	$1,879,340	$206,000	9.1X	Yes
CFO and Corporate Secretary
Max Baker,	65,000	$325,000	28,000	$140,000	$465,000	$249,165	1.9X	No(2)
VP Exploration
Timothy Arnold,	Nil	Nil	28,000	$140,000	$140,000	$298,998	0.5X	No(2)
COO

Notes:

(1) The value of Shares and RSUs are calculated based on the closing price of the Shares on December 31, 2020 of $5.00.

(2) Mr. Baker and Mr. Arnold have until July 2025 to comply with the Corporation's minimum ownership requirement.

Non-Executive Directors Share Ownership as Multiple of Annual Retainer

Name and position	Shares Held as of December 31, 2020 (#)	Value of Shares, as of December 31, 2020(1) ($)	DSUs Held as of December 31, 2020 (#)	Value of DSUs as of December 31, 2020(1) ($)	Total Value of Shares and DSUs as of December 31, 2020 ($)	2020 Base Retainer ($)	Executive Share Ownership as Multiple of Base Retainer	Ownership Threshold Met?
Stephen de Jong	987,981	$4,939,905	17,500	$87,500	$5,027,405	$120,000	41.9x	Yes
Chairman
David Awram	115,530	$577,650	17,500	$87,500	$665,150	$36,000	18.5x	Yes
Director
Timo Jauristo	70,000	$350,000	17,500	$87,500	$437,500	$36,000	12.2x	Yes
Director
Anna Ladd-Kruger	12,000	$60,000	17,500	$87,500	$147,500	$36,000	4.1x	Yes
Director
C.L. "Butch" Otter	Nil	Nil	17,500	$87,500	$87,500	$45,835	1.9x	No(3)
Director
Carolyn Clark Loder(2)	Nil	Nil	Nil	Nil	Nil	Nil	N/A	No(3)
Director

Notes:

(1) The value of Shares and DSUs are calculated based on the closing price of the Shares on December 31, 2020 of $5.00.

(2) Carolyn Clark Loder joined the Board in February 2021.

(3) Mr. Otter and Ms. Loder have until July 2025 and February 2026, respectively, to comply with the Corporation's minimum ownership requirement.

Compensation Recovery Policy

Please refer to "Compensation Recovery Policy" in the "Components of the Compensation Program" section above for details of the Compensation Recovery Policy adopted by the Corporation in 2021.

Annual Burn Rate

Set forth below is disclosure on the "annual burn rate" for equity compensation plan securities issuances. Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the Amended Plan by the weighted average number of Shares outstanding for the applicable fiscal year.

The annual burn rate under the Corporation's equity incentive plan for each of the Corporation's last three (3) completed fiscal years was:

Year	Weighted Average Shares Outstanding(1)	Options/RSUs/DSUs Granted(1)	Annual Burn Rate
2018	23,658,298	1,161,400	4.9%
2019	33,840,375	1,615,900	4.8%
2020	49,843,847	896,432	1.8%

Note:

(1) Weighted average Shares outstanding and number of awards granted have been adjusted to reflect a 2.5 to 1 consolidation of the Corporation's Shares in July 2020.

PART 6: STATEMENT OF CORPORATE GOVERNANCE

NI 58-101 requires all companies to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the "Guidelines") established in National Policy 58-201 - Corporate Governance Guidelines. These Guidelines are not prescriptive, but have been used by the Corporation in adopting its corporate governance practices. The Corporation's approach to corporate governance is set out below.

Board of Directors

The Corporation believes in the importance of a strong Board and sound corporate governance policies and practices to direct and manage its business affairs. Good corporate governance is essential to retaining the trust of the Corporation's Shareholders, attracting the right people to the organization and maintaining social license in the communities where the Corporation works and operates. The Corporation also believes that good governance enhances its performance.

The Guidelines suggest that the board of directors of reporting issuers should be constituted with a majority of individuals who qualify as "independent" directors. A director is "independent" if the individual has no direct or indirect material relationship with the reporting issuer, which could, in the view of the reporting issuer's board, be reasonably expected to interfere with the exercise of a director's independent judgment whether on the board or a committee of the board. Notwithstanding the foregoing, an individual who is, or has been within the last three years, an employee or executive officer of the reporting issuer is considered to have a material relationship with the reporting issuer.

The Board currently consists of six (7) Directors, of which six (6) are independent:

Director	Independent
Mr. Stephen de Jong, Chair	YES
Mr. George Salamis, President, CEO and Director	NO(1)
Mr. David Awram	YES
Mr. Timo Jauristo	YES
Ms. Anna Ladd-Kruger	YES
Mr. C.L. "Butch" Otter	YES
Ms. Carolyn Clark Loder	YES

Notes:

(1) Mr. George Salamis is not independent as a result of holding a current executive position with the Corporation.

Other Public Company Directorship

The following Directors hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer	Markets
George Salamis	Contact Gold Ltd. Newcore Gold Ltd. Edgewater Exploration Ltd.	TSX-V TSX-V TSX-V
Stephen de Jong	Sun Peak Metals Corp.	TSX-V
David Awram	Sandstorm Gold Ltd. Sun Peak Metals Corp. Pucara Gold Ltd.	TSX TSX-V TSX-V
Anna Ladd-Kruger	Excellon Resources Inc.	TSX-V
C.L. "Butch" Otter	First Cobalt Corp.	TSX-V
Carolyn Clark Loder	K2 Gold Corp.	TSX-V

Board Mandate

The Board has adopted a Board mandate (the "Board Mandate") pursuant to which the Board is responsible for the stewardship of the Corporation. The Board supervises the management of the business and affairs of the Corporation, with a goal of enhancing long-term shareholder value. Specifically, the Board is charged with responsibility for: a) evaluating the performance and integrity of the CEO and other executive officers, and including the creation a culture of integrity throughout the Corporation; b) adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business; c) the identification of the principal risks of the Corporation's business, and ensuring the implementation of appropriate systems to manage these risks; d) succession planning (including appointing, training and monitoring senior management); e) approving the annual budget and compensation of the executive officers; f) approving financial statements of the Corporation; g) the Corporation's internal control and management information systems; and h) developing, with the assistance of the Nomination and Corporate Governance Committee, the Corporation's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation.

The Board Mandate sets forth procedures relating to the Board's operations such as the composition of the Board, expectations of Directors, meetings and committees and duties, powers and responsibilities of the Board. Pursuant to the Board Mandate, the Board is required to hold a minimum of one scheduled meeting per quarter and Directors are expected to make reasonable efforts to attend all meetings of the Board held in any given year.  The full text of the Board Mandate is attached hereto as Schedule "C".

Please refer to the Corporation's website at www.integraresources.com.

Board and NEO Diversity

The number of female Directors is two (2) (or 29% of current Directors) and the number of female executive officers of the Corporation is one (1) (or 20% of current executive officers). While the Corporation has not set a target with respect to the appointment of female Directors or executive officers, the Corporation is committed to providing an environment in which all employees and Directors are treated with fairness and respect, and have equal access to opportunities for advancement based on skills and aptitude. The following table outlines the composition of the Board by gender:

Women	2	29%
Men	5	71%
Total	7	100%

One (1) director (or 14% of current Directors) is a member of a visible minority.  Indigenous people or people with disabilities are not represented on the Corporation's Board.

See "Diversity Policy" below.

Nomination of Directors and Board Renewal

The Board and the Nomination and Corporate Governance Committee hold the responsibility for the nomination and assessment of new directors.

The Nomination and Corporate Governance Committee reviews annually the credentials of the members of the Board (see "Board Skills Matrix" below). Recommendations of the Nomination and Corporate Governance Committee are presented to the Board for review and approval.

The Board also recommends the number of directors on the Board to shareholders for approval, subject to compliance with the requirements of BCBCA and the Corporation's articles. Between annual Shareholder meetings, the Board may appoint directors to serve until the next annual Shareholder meeting, subject to compliance with the requirements of the BCBCA. Individual directors are responsible for assisting the Board in identifying and recommending new nominees for election to the Board, as needed or appropriate. The Board will periodically assess the appropriate number of Directors on the Board and whether any vacancies on the Board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, or the size of the Board is expanded, the Board will consider various potential candidates for director. Candidates may come to the attention of the Board through current Directors or management, Shareholders or other persons. These candidates will be evaluated at a regular or special meeting of the Board, and may be considered at any point during the year.

The Corporation has not adopted term limits for its Directors. The longest serving Director, Mr. de Jong, joined the Board in August 2017 and the most recent Director, Ms. Loder, joined the Board in February 2021. Given the relatively short terms served by its Directors and the diverse backgrounds and expertise of its Directors, the Corporation does not feel that term limits are necessary at this time. The Corporation will reassess if term limits are necessary on an annual basis.

Board Skills Matrix

The members of the Board have diverse backgrounds and expertise, and were selected on the belief that the Corporation and its stakeholders would benefit materially from such a broad range of talent and experience. As the need for new Directors or executive officers arises, the Board and the Nomination and Corporate Governance Committee assess candidates on the basis of knowledge, industry experience, financial literacy, professional ethics and business acumen, among other factors.

The Nomination and Corporate Governance Committee reviews annually the required skill set based on the Corporation's development stage and asseses the credentials of the members of the Board. The following table exemplifies the current skills that each nominee possesses:

Legend
Significant Experience
Moderate Experience
Minimal Experience

Director	Stephen de Jong	David Awram	Timo Jauristo	George Salamis	Anna Ladd- Kruger	C.L. "Butch" Otter	Carolyn Clark Loder
Months as a Director	45	42	38	38	29	20	3
Financial(1)
M&A(2)
Industry Knowledge(3)
Technical Mining(4)
Government Relations and Permitting Process(5)
Environmental Considerations(6)
Relationships with Local Communities(7)
Relationships with Tribal Nations(8)
Human Resources(9)
Governance(10)
Management(11)

Notes:

(1) Ability to understand: (i) financial statements; (ii) financial controls and measures; (iii) capital markets; and (iv) financing options.

(2) Understanding of: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post-business continuation; and (iii) general legal requirements in mergers and acquisitions ("M&A").

(3) Understanding of the mining industry globally and the associated risks (including price and currency volatility, future growth, global supply, capital access, social license to operate and productivity).

(4) Understanding of: (i) exploration activities; (ii) geology; and (iii) project development.

(5) Understanding of: (i) legislative and decision-making process of governments; and (ii) experience in dealing with governments (policy making, lobbying, etc.) and (iii) understanding of permitting process for a mining project.

(6) Understanding of: (i) environmental risks in the mining industry; (ii) government regulations with respect to the environment and iii) potential risks and impacts of climate change on the Corporation's mining project.

(7) Understanding of and experience in community relations and stakeholder involvement.

(8) Understanding of and experience with tribal nations.

(9) Ability to: (i) review management structure for small-to-mid size organizations; (ii) develop/assess/monitor remuneration packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.

(10) Understanding of: (i) the requirements/process for oversight of Management; (ii) ethical conduct and responsibilities; (iii) various stakeholder requirements; (iv) commitment of directorship; and (v) evolving trends with respect to governance of public companies.

(11) Ability to: (i) plan, operate and control various activities of a business; (ii) experience as a senior officer; and (iii) lead growth.

Board Attendance

During the year ended December 31, 2020, the Board of Directors of the Corporation held five (5) Board meetings, four (4) meetings of the Audit Committee, five (5) meetings of the Human Resources and Compensation Committee, two (2) meetings of the Nomination and Corporate Governance Committee and one (1) meeting of the Technical, Safety, Environmental and Sustainability Committee. The following table provides the attendance record of Directors for all Board and Committee meetings.

Name(1)	Board	Audit Committee	Human Resources And Compensation Committee	Nomination and Corporate Governance Committee	Technical, Safety, Environmental and Sustainability Committee	Attendance Record
Stephen de Jong	5/5	4/4	5/5	2/2	N/A	100%
George Salamis(2)	5/5	N/A	N/A	N/A	1/1	100%
David Awram	5/5	4/4	5/5	2/2	1/1	100%
Timo Jauristo	5/5	N/A	5/5	2/2	1/1	100%
Anna Ladd-Kruger	5/5	4/4	N/A	N/A	1/1	100%
C.L. "Butch" Otter	5/5	N/A	N/A	N/A	1/1	100%

Notes:

(1) Ms. Loder has been excluded from this table as she did not join the Board until February 2021.

(2) As CEO, Mr. Salamis also attended meetings for other committees of the Board when available.

In-Camera Meetings

The independent members of the Board meet without the non-independent Directors and management at all Board meetings.  They can also choose to meet in-camera (privately) at any other Board meeting.  Mr. Salamis does not attend the in-camera meetings of the independent Directors.  In addition, the Audit Committee holds in-camera sessions with the Corporation's auditors or amongst themselves at each meeting. Other committees of the Board also hold in-camera sessions when and as required.

Board Annual Effectiveness Assessment

An evaluation of the effectiveness of the Board and the performance of each director is conducted annually. The 2020 assessment was completed by way of confidential written questionnaire, followed by a one-on-one conversation between the Chair of the Board and each Director.

Orientation and Continuing Education

The Corporation does not provide a formal orientation and education program for new Directors; however, any new Directors will be given the opportunity to familiarize themselves with the Corporation, the current Directors and members of Management.  Directors are also encouraged and given the opportunity for continuing education.

The Directors are encouraged to make annual visit to the site (Idaho, United States). The annual Board site visit did not occur in 2020 due to COVID-19 travel restrictions. All Directors visited the site in 2019, with the exception of Ms. Carolyn Loder, as Ms. Loder only joined the Board in February 2021.

The following table provides a summary of education opportunities for the Corporation's Directors during 2020.

Date	Topic	Presented By	Directors in Attendance
July 28, 2020	Disclosures and NYSE American Considerations	Dorsey & Whitney LLP	All members of the Board
Cassels, Brock & Blackwell LLP
November 19, 2020	Environment Social Governance	Chief Financial Officer	All members of the Board
Director Corporate Affairs & Sustainability

Committees of the Board

The Board has established four (4) standing committees: the Audit Committee, the Human Resources and Compensation Committee, the Nomination and Corporate Governance Committee and the Technical, Safety, Environment and Sustainability Committee.  The Board has not developed written position descriptions for the chairs of each committee. Following is a description of the authority, responsibilities, duties and function of such committees.

Audit Committee

The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Corporation. In accordance with National Instrument 52-110 - Audit Committees ("NI 52-110"), information with respect to the Audit Committee is contained below. The full text of the Audit Committee Charter, as passed unanimously by the Board, is attached hereto as Schedule "B".

Composition of the Audit Committee

The Audit Committee is composed of the following three (3) independent Directors:

  Ms. Anna Ladd-Kruger (Chair);
  Mr. David Awram; and
  Mr. Stephen de Jong;

All three members are financially literate, within the meaning of NI 52-110.

The Audit Committee held four (4) meetings in 2020. The members of the Audit Committee and their attendance are set forth in the table below:

Audit Committee Member	2020 Meeting Attendance
Anna Ladd-Kruger (Chair)	4/4
David Awram	4/4
Stephen de Jong	4/4

Audit Committee Mandate

Please refer to the Corporation's website at www.integraresources.com.

Relevant Education and Experience

For details regarding the relevant education and experience of each member of the Audit Committee relevant to the performance of his duties as a member of the Audit Committee, see "Election of Directors".

Audit Committee Oversight

At no time since the commencement of the Corporation's most recently completed financial year did the Board decline to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation's most recently completed financial year did the Corporation rely on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures for Non-Audit Services

All other non-audit services shall be approved or disapproved by the Audit Committee as a whole.

The pre-approval requirement is waived with respect to the provision of non-audit services if:

  the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than five percent of the total amount of fees paid by the Corporation to its external auditors during the fiscal year in which the non-audit services are provided;

  such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

  such services are promptly brought to the attention of the Audit Committee by the Corporation and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Audit Committee.

The CFO of the Corporation shall maintain a record of non-audit services approved by the Audit Committee for each financial year, and shall provide a report to the Audit Committee no less frequently than on a quarterly basis.

External Auditor Service Fees

The following table sets out the aggregate fees billed by the Corporation's Auditor from January 1, 2019 through December 31, 2020.

Fiscal Year End	Auditor	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2019	MNP LLP	$42,000	$23,500	Nil	Nil
2020	MNP LLP	$41,000	$24,800	Nil	Nil

Notes:

(1) Audit Fees include fees necessary to perform the annual audit of Integra's financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) Audit-Related Fees include services that are traditionally performed by the auditor. These audit-related services include review of quarterly financial statements, financing related due diligence and comfort letters, due diligence assistance, accounting consultations on proposed transactions and audit or attest services not required by legislation or regulation.

(3) Tax Fees include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) All Other Fees include all other non-audit services.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is responsible for approving compensation objectives and the specific compensation programs for policies and practices of the Corporation on matters of remuneration, succession planning, compensation recruitment, development, retention and performance evaluations, which policies are developed and implemented in conformity with the Corporation's objectives with the view to attracting and retaining the best qualified members of management and employees. The Human Resources and Compensation Committee is responsible for recommending, monitoring and reviewing compensation programs for senior executives.

The Human Resources and Compensation Committee held five (5) meetings in 2020. The Human Resources and Compensation Committee is composed of the following three (3) independent Directors:

  Mr. Timo Jauristo (Chair);
  Mr. David Awram; and
  Mr. Stephen de Jong.

The members of the Human Resources and Compensation Committee and their attendance are set forth in the table below:

Human Resources and Compensation Committee Member	2020 Meeting Attendance
Timo Jauristo (Chair)	5/5
David Awram	5/5
Stephen de Jong	5/5

Human Resources and Compensation Committee Mandate

Please refer to the Corporation's website at www.integraresources.com.

Relevant Education and Experience

For details regarding the relevant education and experience of each member of the Human Resources and Compensation Committee relevant to the performance of his/her duties as a member of the Human Resources and Compensation Committee, see "Election of Directors".

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is responsible for the monitoring of the Corporation's corporate governance and nomination matters.  The Nomination and Corporate Governance Committee has the general mandate to: (i) consider and assess all issues that may affect the Corporation in the areas of corporate governance and nomination generally; (ii) recommend actions or measures to the Board to be taken in connection with these two areas; and (iii) monitor the implementation and administration of such actions or measures, or of corporate policies and guidelines adopted by regulatory authorities or the Board with respect to said two areas.

Corporate governance practices determine the process and structure used to manage and run the internal and commercial business of the Corporation with a view to preserving its financial and operational integrity, complying with all applicable rules in general and increasing its value to Shareholders.

As regards corporate governance matters, the Nomination and Corporate Governance Committee is responsible for establishing practices which must be followed and should be in line with corporate governance rules and guidelines in effect from time to time as adopted by relevant authorities. The Nomination and Corporate Governance Committee is also responsible for recommending to the Board new candidates for Directors and to assist the Board in the assessment of the performance of senior officers, of the Board and its committees and of individual Directors.

The Nomination and Corporate Governance Committee held two (2) meetings in 2020. The Nomination and Corporate Governance Committee is composed of the following three (3) independent Directors:

  Mr. Stephen de Jong (Chair);
  Mr. David Awram; and
  Mr. Timo Jauristo.

The members of the Nomination and Corporate Governance Committee and their attendance are set forth in the table below:

Nomination and Corporate Governance Committee Member	2020 Meeting Attendance
Stephen de Jong (Chair)	2/2
David Awram	2/2
Timo Jauristo	2/2

Nomination and Corporate Governance Committee Mandate

Please refer to the Corporation's website at www.integraresources.com.

Relevant Education and Experience

For details regarding the relevant education and experience of each member of the Nomination and Corporate Governance Committee relevant to the performance of his/her duties as a member of the Nomination and Corporate Governance Committee, see "Election of Directors".

Technical, Safety, Environment and Sustainability Committee

The main purpose of the Technical, Safety, Environment and Sustainability Committee of the Board is to provide oversight with respect to: (i) technical matters related to the Corporation's projects; (ii) the protection of the health and safety of the Corporation's employees and contractors at its project sites; and (iii) the conduct of operations in an environmentally and socially responsible manner through the application of prudent and sustainable design and operating practices and the education and training of employees and contractors who work for the Corporation.

The Technical, Safety, Environment and Sustainability Committee was formed on April 25, 2019.  The Technical, Safety, Environment and Sustainability Committee held one (1) meeting in 2020. The Technical, Safety, Environment and Sustainability Committee is composed of the following five (5) Directors, four (4) of which are independent Directors:

  Mr. David Awram (Chair);

  Mr. George Salamis;
  Mr. Timo Jauristo;
  Ms. Anna Ladd-Kruger; and
  Mr. C.L. "Butch" Otter.

The members of the Technical, Safety, Environmental and Sustaainability Committee and their attendance are set forth in the table below:

Technical, Safety, Environmental and Sustainability Committee Member	2020 Meeting Attendance
David Awram (Chair)	1/1
George Salamis	1/1
Timo Jauristo	1/1
Anna Ladd-Kruger	1/1
C.L. "Butch" Otter	1/1

Technical, Safety, Environment and Sustainability Committee Mandate

Please refer to the Corporation's website at www.integraresources.com.

Relevant Education and Experience

For details regarding the relevant education and experience of each member of the Technical, Safety, Environment and Sustainability Committee relevant to the performance of his/her duties as a member of the Technical, Safety, Environment and Sustainability Committee, see "Election of Directors".

Role Descriptions

Chair of the Board

The Chair of the Board is currently Stephen de Jong. The Board has adopted a role description for the Chair of the Board which can be viewed in full on the Corporation's website at www.integraresources.com.

As described in the role description, the following are the primary responsibilities of the Chair:

a) overseeing the Board's discharge of its duties assigned to it by law, in the constating documents of the Corporation and in the Board Mandate;

b) chairing all meetings of the Board in a manner that promotes meaningful discussion;

c) providing leadership to the Board to enhance the Board's effectiveness;

d) ensure the proper functioning of the Board;

e) assisting Board committees by:

  working with the committees appointed by the Board, so that they have a proper structure and appropriate assignments;

  overseeing the functions delegated to the committees and monitoring the committees' work to see that these functions are carried out and results are reported to the Board; and

  if appropriate, attending committee meetings;

f) acting as a liaison between the Board and management to ensure that relationships between the Board and management are conducted in a professional and constructive manner.  This involves ensuring that the conduct of Board meetings provides adequate time for serious discussion of relevant issues and that the Corporation is building a healthy governance culture;

g) communicating with the senior management of the Corporation so that they are aware of concerns of the Board, shareholders and other stakeholders; and

h) carrying out other duties as requested by the Board, as needs and circumstances arise.

Please refer to the Corporation's website at www.integraresources.com.

Chief Executive Officer

The Chief Executive Officer (the "CEO") of the Corporation is George Salamis. The CEO's primary role is to manage the Corporation in an effective, efficient and forward-looking way and to fulfil the priorities, goals and objectives determined by the Board in the context of the Corporation's strategic plans, budgets and responsibilities set out below, with a view to increasing shareholder value and maximizing the Corporation's long-term success.

Without limitation to the foregoing, the Chief Executive Officer is responsible for the following:

a) overseeing that the day-to-day business affairs of the Corporation are appropriately managed and taking steps to maintain and enhance an effective senior management team reporting to the CEO;

b) maintaining and developing the Corporation's role as a leading mining company;

c) formulating, and presenting to the Board for approval, long-term business plans, strategies and policies having the objective of maximizing the Corporation's long-term success and the creation of Shareholder value;

d) developing and recommending to the Board annual business plans and budgets that support the Corporation's long-term business plans and strategies;

e) providing high-level policy options, orientations and discussions for consideration by the Board;

f) identifying and managing business risks faced by the Corporation, including overseeing the design and implementation of appropriate systems and procedures to effectively monitor, manage and mitigate such risks;

g) maintaining existing, and developing new, strategic alliances and considering possible merger or acquisition transactions with other mining companies which will be constructive for the Corporation's business and will help enhance Shareholder value;

h) providing quality leadership to the Corporation's employees and ensuring that the Corporation's human resources are managed properly;

i) complying at all times with laws and the Corporation's Code of Business Conduct and Ethics and ensuring a culture of high ethics exists throughout the organization;

j) maintaining a positive work climate that is conducive to attracting, retaining and motivating a diverse group of top-quality employees at all levels;

k) providing support, co-ordination and guidance to executive officers and senior management of the Corporation;

l) evaluating the performance of senior management of the Corporation and making recommendations with respect to their compensation;

m) serving as the Corporation's principal spokesperson and ensuring that information communicated to the public fairly portrays the position of the Corporation and that timely and continuous disclosure obligations of the Corporation are met, in accordance with applicable securities laws;

n) representing the Corporation in a such a way so as to enhance and maintain the Corporation's reputation and to promote positive relationships with shareholders, suppliers, strategic partners, creditors, financial institutions, local communities, the media and government;

o) acting as an entrepreneur and innovator within the strategic goals of the Corporation;

p) providing timely strategic, operational and reporting information to the Board and implementing its decisions in accordance with good governance, with the Corporation's policies and procedures, and within budget;

q) ensuring appropriate governance skills development and resources are made available to the Board;

r) in consultation with the Chair of the Board:

  preparing the agenda of Board meetings and ensuring pre-meeting material is distributed in a timely manner and is appropriate in terms of relevance, efficient format and detail;

  adopting procedures to ensure that the Board can conduct its work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings;

  ensuring meetings are appropriate in terms of frequency, length and content;

  ensuring that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board;

  ensuring that a succession planning process is in place to appoint the succeeding Chief Executive Officer, when necessary;

  working with the Chair of the Board and the Nomination and Corporate Governance Committee to approach potential candidates once potential candidates are identified and to explore their interest in joining the Board; and

  otherwise assisting the Chair of the Board to coordinate management of the Board;

s) ensuring that the relationships between the Board and management are conducted in a professional and constructive manner; and

t) fulfilling all other responsibilities as assigned by the Board, in the manner expected by the Board.

Please refer to the Corporation's website at www.integraresources.com.

Corporate Governance Policies

The Corporation, Board and employees of the Corporation have adopted corporate governance policies which are considered central to the effective and efficient operation of the Corporation. These corporate governance policies include:

  Code of Business Conduct and Ethics;

  Communications and Corporate Disclosure Policy;

  Insider Trading Policy;

  Safety, Environmental and Social Responsibility Policy;

  Whistle Blower Policy;

  Workplace Bullying and Harassment Policy;

  Workplace Bullying and Harassment Policy Reporting and Investigation Procedures;

  Information Technology Policy;

  Diversity Policy;

  Investment Policy;

  Documents Safeguard and Retention Policy;

  Equity Ownership Policy (Adopted in 2020);

  Anti-Bribery and Anti-Corruption Policy (Adopted in 2021); and

  Compensation Recovery Policy (Adopted in 2021).

A copy of each policy can be obtained by emailing the Corporation at info@integraresources.com.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the "Code") that is intended to document the principles of conduct and ethics to be followed by the Board, Management, employees and consultants of the Corporation. Its purpose is to:

  promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

  promote full, fair, accurate, timely and understandable disclosure in reports and documents that Integra files with, or submits to, the securities regulators and in other public communications made by the Corporation;

  promote compliance with applicable governmental laws, rules and regulations;

  promote the prompt internal reporting to an appropriate person of violations of the Code;

  promote accountability for adherence to the Code;

  provide guidance to employees, officers and directors to help them recognize and deal with ethical issues;

  provide mechanisms to report unethical conduct; and

  help foster culture of honesty and accountability.

The Corporation expects all of its employees, officers and Directors to comply at all times with the principles in the Code and to support others in doing so. All employees, officers and Directors are required to sign an annual acknowledgement agreeing to adhere to the Code and to confirm that they have not violated nor are aware of any violations of the Code. Furthermore, employees with executive or managerial responsibilities must ensure that the Code is communicated to and understood by employees reporting to him or her.

In the event that an individual violates this Code, corporate policies and procedures, or any of the laws that govern the Corporation's business, the Corporation will take immediate and appropriate action up to and including termination of employment, claims for reimbursement of losses or damages and reference to criminal authorities.

Directors, officers and employees have a responsibility to immediately report to management any activity that:

   he or she believes contravenes the law;

   represents a breach of the Code;

   represents a misuse of the Corporation's funds or assets; or

   represents a danger to the health and safety of the Corporation's employees, contractors or public, or to the environment;

and are also responsible for helping to identify and raise potential issues before they arise.

Anyone who becomes aware of any existing or potential violation of the Code is asked to promptly notify his or her supervisor.  If reporting to a supervisor is not practical or if this does not resolve the issue, employees may take their concern to the Chief Financial Officer or Chair of the Audit Committee.

With respect to conflicts of interest, the Code states that officers and employees shall not accept an appointment to a board of directors, standing committee or similar body of a public or private company or organization (other than industry, professional, social, charitable, educational, religious or political organization) without prior approval of the President of the Corporation or the Board of Directors, as applicable, to ensure that no possible conflict of interest might result from the acceptance of such an appointment.

In the event that any potential conflict of interest arises and the individual involved is an employee of the Corporation, the individual involved must immediately notify their immediate supervisor and the Audit Committee. If such individual is a director of the Corporation, the Chairman of the Board or, in the absence of a Chair, all of the members of the Board must be immediately notified. If the conflicted individual is the Chair of the Board of Directors, then all of the members of the Board must be notified.

All reports made under the Code are treated in confidence and involve only those individuals necessary to conduct an investigation into the matter. The Chief Financial Officer and the Audit Committee retain, on a confidential basis, any complaints received for a period of six years.

The Code of Business Conduct and Ethics is reviewed on an annual basis by the Audit Committee.

A copy of the Code of Business Conduct and Ethics can be found on SEDAR at www.sedar.com and on the Corporation's website at www.integraresources.com.

Diversity Policy

The Board adopted a Diversity Policy in 2018.

Diversity, including the level of representation of women on the Board, is one factor which the Nomination and Corporate Governance Committee takes into consideration in identifying and nominating candidates for election or reelection to the Board. However, the Nomination and Corporate Governance Committee evaluates potential nominees to the Board by reviewing the qualifications of prospective nominees to determine their relevance and particular skill set having regard to the then-current Board composition and the anticipated skills required to supplement and round out the capabilities of the Board.

The Corporation believes that potential candidates for executive officer positions should be evaluated based on his or her individual skills and experience and while the Corporation considers diversity, including the level of representation of women, the Corporation is committed to offering equal employment opportunities based upon an individual's qualifications and performance.

The Diversity Policy does not mandate quotas based on any specific area of diversity including gender.

As part of its strategy to recruit and maintain a diversified organization, the Corporation will:

  Promote diversity within its team, with particular emphasis on gender diversity;

  Promote the contribution of women to the success of the organization;

  Assist in the development of women within the organization through training, inside sponsorship and outside mentoring;

  Actively participate in internal and external initiatives to promote diversity in its industry with specific focus on gender diversity; and

  Provide work environment that accommodates family and work life balance, while maintaining a high achievement culture.

The Board, with the assistance of the Human Resources and Compensation Committee, will proactively monitor Corporation performance in meeting the standards outlined in the Corporation's Diversity Policy. This will include an annual review of any diversity initiatives established by management and the Board, and progress in achieving them.

Since adoption of the Diversity Policy, the Corporation added a female director, Carolyn Clark Loder, in February 2021. As of the date of this Circular, women comprise 29% of the Board. The following table outlines the composition of the Board by gender:

Women	2	29%
Men	5	71%
Total	7	100%

In December 2020, Integra organized and co-sponsored a diversity & inclusion ("D&I") workshop amongst a group of roughly 25 mining executives, with instruction led by Brooks & Nelson. The goal of the workshop was to promote D&I training amongst Integra's leadership team, as well as extend the training to a group of industry leaders.

As of the date of this Circular, women represent 34% of the Corporation's employees.

Insider Trading Policy

The rules and procedures outlined in the Insider Trading Policy have been implemented in order to prevent improper trading in the securities of the Corporation or of companies with which the Corporation (or one or more of its subsidiaries) has a significant business relationship or with which the Corporation (or one or more of its subsidiaries) is proposing to enter into a business transaction.

It is the personal responsibility of each Director, officer and employee of the Corporation and its subsidiaries to ensure that, when they trade or propose to trade in the Corporation's securities or the securities of publicly traded companies with which the Corporation has business dealings, they comply with all applicable insider trading restrictions, including those referred to in the Policy.

The Insider Trading Policy extends to all employees and officers of the Corporation and its subsidiaries, their respective Boards of Directors, and those authorized to speak on the Corporation's behalf.

The Insider Trading Policy supplements, and does not replace, applicable securities laws in respect of insider trading.

If an employee or officer of the Corporation fails to observe these this policy, the Corporation may take disciplinary action, which could result in termination of employment or implementation of a probationary period. The Corporation is also entitled to pursue legal remedies through the courts. If appropriate, the Corporation will also report the matter to the appropriate regulatory authorities, which may result in a wide range of penalties, including: (a) fines and penal sanctions; (b) civil actions for damages; (c) an accounting to the Corporation for any benefit or advantage received; and (d) administrative sanctions by securities commissions, such as cease trade orders and removal of exemptions.

Anti-Bribery and Anti-Corruption Policy

The Board adopted an Anti-Bribery and Anti-Corruption Policy in 2021.

The Board has adopted an Anti-Bribery and Anti-Corruption Policy that is designed to educate, provide knowledge and guidance to the Corporation's personnel and agents on the giving or receiving of bribes. The definition of a bribe is very broad and potentially captures any payment or gift, given or received, that is not permitted or required by local law.

The applicable anti-bribery and anti-corruption laws prohibit companies from directly or indirectly making improper payments or gifts. It is the policy of the Corporation to comply strictly with all applicable laws and regulations.

The Corporation adheres to best practices with respect to anti-corruption behaviour, and therefore it has a zero tolerance policy for bribery and corruption by employees, officers, directors, agents, consultants and contractors of the Corporation.

The Corporation will conduct anti-bribery and anti-corruption training on an annual basis and all Corporation personnel and agents will be required to attend such training. The Corporation may also conduct training more frequently when there are changes to the applicable laws or when deemed that such interim training is necessary.

If any of the Corporation's personnel or agent fails to comply with Anti-Bribery and Anti-Corruption Policy, such personnel or agent may be subject to disciplinary action, including, where appropriate, immediate termination.

Compensation Recovery Policy

Please refer to "Compensation Recovery Policy" in the "Components of the Compensation Program" section above for details of the Compensation Recovery Policy adopted by the Corporation in 2021.

PART 7: OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No Director, executive officer, or employee of the Corporation or any of its subsidiaries, former Director, executive officer, or employee of the Corporation or any of its subsidiaries, proposed nominee for election as Director of the Corporation, or any associate of any of the foregoing, (i) has been or is indebted to the Corporation or any of its subsidiaries, at any time during its last completed fiscal year, or (ii) has had any indebtedness to another entity at any time during its last completed fiscal year which has been the subject of a guarantee, support agreement, letter of credit, or other similar arrangement provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as stated herein, no informed person, Director, executive officer, nominee for Director, nor any associate or affiliate of such persons, has any material interest, direct or indirect, in any transactions since commencement of the Corporation's most recently completed financial year or in any proposed transactions which has materially affected or would materially affect the Corporation or its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as stated herein, no person who was a Director or executive officer of the Corporation since the beginning of the Corporation's most recently completed financial year, nominee for Director, nor any associate or affiliate of such persons, has a material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any item of business to be acted upon at the Meeting, other than the election of Directors and the approval of the Amended Plan.

MANAGEMENT CONTRACTS

The management functions of Integra are performed by the Corporation's executive officers and Integra has no management agreements or arrangements under which such management functions are performed by persons other than the executive officers of Integra.

ADDITIONAL INFORMATION

Additional information concerning the Corporation can be found on SEDAR at www.sedar.com and on the Corporation's website at www.integraresources.com.

Financial information relating to the Corporation is provided in the Corporation's audited financial statements and the management discussion and analysis ("MD&A") for the year ended December 31, 2020. Shareholders may download the financial statements and MD&A from SEDAR (www.sedar.com) or contact the Corporation directly to request copies of the financial statements and MD&A by: (i) mail to Suite 200, 82 Richmond Street East, Toronto, Ontario M5C 1P1; (ii) fax to 416-848-0790; or (iii) e-mail to george@dsacorp.ca. Additional information concerning the Corporation may be obtained by any Shareholder free of charge through the Corporation's website at www.integraresources.com or by contacting the Corporation at 604-417-0576.

DATED at Vancouver, British Columbia this 14th day of May 2021.

BY ORDER OF THE BOARD

George Salamis
President & CEO

SCHEDULE "A"

INTEGRA RESOURCES CORP.

AMENDED AND RESTATED
EQUITY INCENTIVE PLAN

May 14, 2021

PART 1
PURPOSE

1.1 Purpose

The purpose of this Plan is to secure for the Company and its shareholders the benefits inherent in share ownership by the employees, consultants and directors of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that equity incentive plans of the nature provided for herein: (a) aid in retaining and encouraging individuals of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company; and (b) promote a greater alignment of interests between such persons and shareholders of the Company.

1.2 Available Awards

Awards that may be granted under this Plan include:

(a) Options;

(b) Restricted Share Units; and

(c) Deferred Share Units.

1.3 Purchase Program

Program Shares may also be purchased by Eligible Employees pursuant to the Purchase Program under this Plan.

PART 2
INTERPRETATION

2.1 Definitions

(a) "Affiliate" has the meaning set forth in the Exchange's Corporate Finance Manual.

(b) "Award" means any right granted under this Plan, including Options, Restricted Share Units and Deferred Share Units.

(c) "Base Compensation" has the meaning set forth in Section 5.2 of this Plan.

(d) "BCBCA" means the Business Corporations Act (British Columbia).

(e) "Blackout Period" means an interval of time during which the Company has determined, pursuant to the Company's internal trading policies, that one or more Participants may not trade any securities of the Company because they may be in possession of undisclosed material information pertaining to the Company, or otherwise prohibited by law from trading any securities of the Company.

(f) "Board" means the board of directors of the Company.

(g) "Cashless Exercise Right" has the meaning set forth in Section 3.5 of this Plan.

(h) "Change of Control" means, in respect of the Company:

(i) if, as a result of or in connection with the election of directors, the people who were directors (or who were entitled under a contractual arrangement to be directors) of the Company before the election cease to constitute a majority of the Board, unless the directors have been nominated by management, corporate investors, or approved of by a majority of the previously serving directors;

(ii) any transaction at any time and by whatever means pursuant to which any Person or any group of two or more Persons acting jointly or in concert as a single control group or any affiliate (other than a wholly-owned subsidiary of the Company or in connection with a reorganization of the Company) or any one or more directors thereof hereafter "beneficially owns" (as defined in the BCBCA) directly or indirectly, or acquires the right to exercise control or direction over, voting securities of the Company representing 50% or more of the then issued and outstanding voting securities of the Company, as the case may be, in any manner whatsoever;

(iii) the sale, assignment, lease or other transfer or disposition of more than 50% of the assets of the Company to a Person or any group of two or more Persons acting jointly or in concert (other than a wholly-owned subsidiary of the Company or in connection with a reorganization of the Company);

(iv) the occurrence of a transaction requiring approval of the Company' shareholders whereby the Company is  acquired through consolidation, merger, exchange of securities involving all of the Company' voting securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any Person or any group of two or more Persons acting jointly or in concert (other than a short-form amalgamation of the Company or an exchange of securities with a wholly-owned subsidiary of the Company or a reorganization of the Company); or

(v) any sale, lease, exchange, or other disposition of all or substantially all of the assets of the Company other than in the ordinary course of business.

For the purposes of the foregoing, "voting securities" means Shares and any other shares entitled to vote for the election of directors and shall include any securities, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities.

(i) "Code" means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding guidance thereunder.

(j) "Committee" has the meaning set forth in Section 9.1.

(k) "Company" means Integra Resources Corp.

(l) "Compensation" means total compensation received by a Participant from the Company or a subsidiary in accordance with the terms of employment during the applicable payroll period.

(m) "Consultant" has the meaning set forth in the Exchange's Corporate Finance Manual and (i) are natural persons; (ii) provide bona fide services to the Company; and (iii) such services are not in connection with the offer or sale of securities in capital-raising transactions, and do not directly or indirectly promote or maintain a market for the Company's securities.

(n) "Deferred Payment Date" for a Participant means the date after the Restricted Period in respect of Restricted Share Units which is the earlier of (i) the date which the Participant has elected to defer receipt of the underlying Shares in accordance with Section 4.5 of this Plan; and (ii) the Participant's Separation Date.

(o) "Deferred Share Unit" has the meaning set forth in Section 5.1 of this Plan.

(p) "Deferred Share Unit Grant Date" has the meaning set forth in Section 5.2 of this Plan.

(q) "Deferred Share Unit Grant Letter" has the meaning set forth in Section 5.4 of this Plan.

(r) "Designated Affiliate" means subsidiaries of the Company and any Person that is an Affiliate of the Company, in each case designated by the Committee from time to time as a Designated Affiliate for purposes of this Plan.

(s) "Director Retirement" in respect of a Participant, means the Participant ceasing to hold any directorships with the Company, any Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada) after attaining a stipulated age in accordance with the Company's normal retirement policy, or earlier with the Company's consent.

(t) "Director Separation Date" means the date that a Participant ceases to hold any directorships with the Company and any Designated Affiliate due to a Director Retirement or Director Termination, and also ceases to serve as an employee or consultant with the Company, any Designated Affiliate and any entity related to the Company for the purposes of the Income Tax Act (Canada).

(u) "Director Termination" means the removal of, resignation or failure to re-elect an Eligible Director (excluding a Director Retirement) as a director of the Company, a Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada).

(v) "Discounted Market Price" has the meaning set forth in the Exchange's Corporate Finance Manual.

(w) "Disinterested Shareholder Approval" means a majority of the votes attached to Shares held by shareholders of the Company, but excluding those persons with an interest in the subject matter of the resolution, as set out in the Exchange's Corporate Finance Manual.

(x) "Effective Date" has the meaning set forth in Section 8.7.

(y) "Eligible Consultant" means Consultants who are entitled to receive equity incentives pursuant to the Rules of the Exchange.

(z) "Eligible Directors" means the directors of the Company or any Designated Affiliate who are, as such, eligible for participation in this Plan.

(aa) "Eligible Employees" means employees (including officers and directors) of the Company or any Designated Affiliate thereof, whether or not they have a written employment contract with Company, determined by the Committee. Eligible Employees shall include Service Providers eligible for participation in this Plan as determined by the Committee.

(bb) "Eligible Person" means an Eligible Employee, Eligible Consultant or Eligible Director.

(cc) "Employer Contribution" means, in respect of a Program Participant, an amount equal to, at the Board's sole option, up to 100% of the Program Shares purchased under the Purchase Program by the Program Agent on behalf of the Program Participant for the applicable payroll period.

(dd) "Employer Shares" has the meaning set forth in Section 6.20 of this Plan.

(ee) "Exchange" means the TSX Venture Exchange, or any successor principal Canadian stock exchange upon which the Shares may become listed.

(ff) "Fair Market Value" with respect to one Share as of any date shall mean (i) if the Shares are listed on an Exchange, the price of one Share at the close of the regular trading session of such Exchange on the last trading day prior to such date; and (ii) if the Shares are not listed on an Exchange, the fair market value as determined in good faith by the Board, through the exercise of a reasonable application of a reasonable valuation method in accordance with the requirements of Section 409A of the Code and applicable regulations and guidance thereunder.

(gg) "Incentive Stock Option" means an Option granted under the Plan that is designated, in the applicable stock option agreement or the resolutions under which the Option grant is authorized, as an "incentive stock option" with the meaning of Section 422 of the Code and otherwise meets the requirements to be an "incentive stock option" set forth in Section 422 of the Code.

(hh) "Insider" has the meaning set forth in the Exchange's Corporate Finance Manual.

(ii) "Investor Relations Activities" has the meaning set forth in the Exchange's Corporate Finance Manual.

(jj) "Market Price" has the meaning set forth in the Exchange's Corporate Finance Manual, or such other calculation of market price as may be determined by the Board.

(kk) "Non-qualified Stock Option" means an Option granted under the Plan that is not an Incentive Stock Option.

(ll) "Option" means an option granted under the terms of this Plan, including Incentive Stock Options and Non-qualified Stock Options.

(mm) "Option Period" means the period during which an Option is outstanding.

(nn) "Option Shares" has the meaning set forth in Section 3.5 of this Plan.

(oo) "Optionee" means an Eligible Person to whom an Option has been granted under the terms of this Plan.

(pp) "Original Plan" has the meaning set forth in Section 8.1 of this Plan.

(qq) "Participant" means an Eligible Person who participates in this Plan.

(rr) "Person" includes any individual and any corporation, company, partnership, governmental authority, joint venture, association, trust, or other entity.

(ss) "Plan" means this Equity Incentive Plan, as it may be amended and restated from time to time.

(tt) "Program Participant" means an Eligible Employee who participates in the Purchase Program.

(uu) "Program Shares" means Shares purchased pursuant to the Purchase Program.

(vv) "Program Agent" means the agent appointed by the Company from time to time to administer the Purchase Program.

(ww) "Purchase Program" means the purchase program for Eligible Employees to purchase Program Shares as set out herein.

(xx) "Redemption Notice" means a written notice by a Participant, or the administrator or liquidator of the estate of a Participant, to the Company stating a Participant's request to redeem his or her Restricted Share Units or Deferred Share Units.

(yy) "Restricted Period" means any period of time that a Restricted Share Unit is not vested and the Participant holding such Restricted Share Unit remains ineligible to receive the relevant Shares, determined by the Board in its absolute discretion, and with respect to U.S. Taxpayers the Restricted Share Units remain subject to a substantial risk of forfeiture within the meaning of Section 409A of the Code, however, such period of time and, with respect to U.S. Taxpayers the substantial risk of forfeiture, may be reduced or eliminated from time to time and at any time and for any reason as determined by the Board, including, but not limited to, circumstances involving death or disability of a Participant.

(zz) "Restricted Share Unit" has the meaning set forth in Section 4.1 of this Plan.

(aaa) "Restricted Share Unit Grant Letter" has the meaning set forth in Section 4.3 of this Plan.

(bbb) "Retirement" in respect of an Eligible Employee, means the Eligible Employee ceasing to hold any employment with the Company or any Designated Affiliate after attaining a stipulated age in accordance with the Company's normal retirement policy, or earlier with the Company's consent.

(ccc) "Retirement Date" means the date that a Participant ceases to hold any employment (including any directorships) with the Company or any Designated Affiliate pursuant to such Participant's Retirement or Termination

(ddd) "Separation Date" means the date that a Participant ceases to be an Eligible Person.

(eee) "Separation from Service" has the meaning ascribed to it under Section 409A of the Code.

(fff) "Service Provider" means any person engaged by the Company or a Designated Affiliate to provide services for an initial, renewable or extended period of twelve months or more and (i) are natural persons; (ii) provide bona fide services to the Company; and (iii) such services are not in connection with the offer or sale of securities in capital-raising transactions, and do not directly or indirectly promote or maintain a market for the Company's securities.

(ggg) "Shares" means the common shares of the Company.

(hhh) "Specified Employee" means a U.S. Taxpayer who meets the definition of "specified employee", as defined in Section 409A(a)(2)(B)(i) of the Internal Revenue Code.

(iii) "Tax Obligations" means the amount of all withholding required under any governing tax law with respect to the payment of any amount with respect to the redemption of a Restricted Share Unit or Deferred Share Unit, including amounts funded by the Company on behalf of previous withholding tax payments and owed by the Participant to the Company or with respect to the exercise of an Option, as applicable.

(jjj) "Termination" means the termination of the employment (or consulting services) of an Eligible Employee or Eligible Consultant with or without cause by the Company or a Designated Affiliate or the cessation of employment (or consulting services) of the Eligible Employee or Eligible Consultant with the Company or a Designated Affiliate as a result of resignation or otherwise, other than the Retirement of the Eligible Employee.

(kkk) "Trading Day" means a day on which the Shares are traded on the Exchange or, in the event that the Shares are not traded on the Exchange, such other stock exchange on which the Shares are then traded.

(lll) "U.S. Securities Act" means the United States Securities Act of 1933, as amended.

(mmm) "U.S. Taxpayer" means a Participant who is a U.S. citizen, U.S. permanent resident or other person who is subject to taxation on their income under the United States Internal Revenue Code of 1986, as amended.

2.2 Interpretation

(a) This Plan is created under and is to be governed, construed and administered in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(b) Whenever the Board or Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term "discretion" means the sole and absolute discretion of the Board or Committee.

(c) As used herein, the terms "Part" or "Section" mean and refer to the specified Part or Section of this Plan, respectively.

(d) Where the word "including" or "includes" is used in this Plan, it means "including (or includes) without limitation".

(e) Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(f) Unless otherwise specified, all references to money amounts are to Canadian dollars.

PART 3
STOCK OPTIONS

3.1 Participation

The Company may from time to time grant Options to Participants pursuant to this Plan.

3.2 Price

The exercise price per Share of any Option shall be not less than 100% of the Market Price on the date of grant, provided that with respect to an Option granted to a U.S. Taxpayer, the exercise price per Share shall not be less than the Fair Market Value on the date of grant of the Option. Notwithstanding the foregoing, the Company may designate and exercise price less than the Fair Market Value on the date of grant if the Option: (i) is granted in substitution of a stock option previously granted by an entity acquired that is acquired by or merged with the Company or an Affiliate, or (ii) otherwise is structured to be exempt from, or to comply with, Section 409A of the Code, in the case of Options awarded to U.S. Taxpayers.

3.3 Grant of Options

The Board, on the recommendation of the Committee, may at any time authorize the granting of Options to such Participants as it may select for the number of Shares that it shall designate, subject to the provisions of this Plan. The date of grant of an Option shall, unless otherwise determined by the Board, be (i) the date such grant was approved by the Committee for recommendation to the Board, provided the Board approves such grant; or (ii) for a grant of an Option not approved by the Committee for recommendation to the Board, the date such grant was approved by the Board.

Each Option granted to a Participant shall be evidenced by a stock option agreement with terms and conditions consistent with this Plan and as approved by the Board on the recommendation of the Committee (which terms and conditions need not be the same in each case and may be changed from time to time, subject to Section 8.8 of this Plan, and the approval of any material changes by the Exchange or such other exchange or exchanges on which the Shares are then traded).

In respect of Options granted to Participants pursuant to this Plan, the Company is representing herein and in the applicable stock option agreement that the Participant is a bona fide Eligible Person of the Company or its subsidiary.

3.4 Terms of Options

The Option Period shall be five years from the date such Option is granted or such greater or lesser duration as the Board, on the recommendation of the Committee, may determine at the date of grant, and may thereafter be reduced with respect to any such Option as provided in Section 3.6 hereof covering termination of employment or death of the Optionee; provided, however, that at any time the expiry date of the Option Period in respect of any outstanding Option under this Plan should be determined to occur either during a Blackout Period imposed by the Company or within ten business days following the expiry of the Blackout Period, the expiry date of such Option Period shall be deemed to be the date that is the tenth business day following the expiry of the Blackout Period.

Unless otherwise determined from time to time by the Board, on the recommendation of the Committee, Options shall vest and may be exercised (in each case to the nearest full Share) during the Option Period as follows:

(a) for an Eligible Employee, annually over a thirty-six-month period, with one-third of the Options vesting on the date which is twelve months after grant, and an additional one-third each twelve months thereafter; and

(b) for an Eligible Director, annually over a twenty-four-month period, with one-third of the Options vesting on the date of grant, and an additional one-third each twelve months thereafter.

Except as set forth in Section 3.6, no Option may be exercised unless the Optionee is at the time of such exercise:

(a) in the case of an Eligible Employee, in the employ (or retained as a Service Provider) of the Company or a Designated Affiliate and shall have been continuously so employed or retained since the grant of the Option;

(b) in the case of an Eligible Consultant, a Consultant of the Company or a Designated Affiliate and shall have been such a Consultant continuously since the grant of the Option; or

(c) in the case of an Eligible Director, a director of the Company or a Designated Affiliate and shall have been such a director continuously since the grant of the Option.

The exercise of any Option will be contingent upon the Optionee having entered into a stock option agreement with the Company on such terms and conditions as have been approved by the Board, on the recommendation of the Committee, and which incorporates by reference the terms of this Plan. The exercise of any Option will, subject to Section 3.5, also be contingent upon receipt by the Company of cash payment of the full purchase price of the Shares being purchased.

An Exchange four month hold period will be imposed from the date of grant of the Option on all Options awarded to Insiders of the Company and on all Options for which the exercise price per Share of any Option is based on a discount to the Market Price.

Shares issuable upon exercise of the Options may be subject to a hold period or trading restrictions.  In addition, no Optionee who is resident in the U.S. may exercise Options unless the Shares to be issued upon exercise of the Options are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

3.5 Cashless Exercise Right

Unless prohibited by the Exchange, and except with respect to Incentive Stock Options awarded to U.S. Taxpayers, Participants have the right (the "Cashless Exercise Right"), in lieu of the right to exercise an Option, to terminate such Option in whole or in part by notice in writing delivered by the Participant to the Company electing to exercise the Cashless Exercise Right and, in lieu of receiving the Shares (the "Option Shares") to which such terminated Option relates, to receive the number of Shares, disregarding fractions, which is equal to the quotient obtained by:

(a) subtracting the applicable Option exercise price per Share from the Market Price per Share on the business day immediately prior to the exercise of the Cashless Exercise Right and multiplying the remainder by the number of Option Shares;

(b) subtracting from the amount obtained under subsection 3.5(a) that amount of Tax Obligations applicable to the Option Shares; and

(c) dividing the net amount obtained under subsection 3.5(b) by the Market Price per Share on the business day immediately prior to the exercise of the Cashless Exercise Right.

If a Participant exercises a Cashless Exercise Right in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable under this Plan.

3.6 Effect of Termination of Employment or Death

If an Optionee:

(a) dies while employed by, a Consultant to or while a director of the Company or a Designated Affiliate, any Option held by him or her at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the Optionee's rights under the Option shall pass by the Optionee's will or applicable laws of descent and distribution. Unless otherwise determined by the Board, on the recommendation of the Committee, all such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of his or her death and only for twelve months after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner; and

(b) ceases to be employed by, a Consultant to or act as a director of the Company or a Designated Affiliate for cause, no Option held by such Optionee will, unless otherwise determined by the Board, on the recommendation of the Committee, be exercisable following the date on which such Optionee ceases to be so engaged. If an Optionee ceases to be employed by, a Service Provider to or act as a director of the Company or a Designated Affiliate for any reason other than cause then, unless otherwise determined by the Board, on the recommendation of the Committee, any Option held by such Optionee at the effective date thereof shall become exercisable for a period of up to twelve months thereafter or prior to the expiration of the Option Period in respect thereof, whichever is sooner.

3.7 Reduction in Exercise Price

Disinterested Shareholder Approval (as required by the Exchange) will be obtained for any reduction in the exercise price of any Option granted under this Plan if the holder thereof is an Insider of the Company at the time of the proposed amendment.

3.8 Change of Control

In the event of a Change of Control, all Options outstanding shall vest immediately and be settled by the issuance of Shares or cash, except Options granted to Eligible Consultants performing Investor Relations Activities, unless prior Exchange approval is obtained.

3.9 Incentive Stock Options

(a) Maximum Number of Shares for Incentive Stock Options.  Notwithstanding any other provision of this Plan to the contrary, the aggregate number of Shares available for Incentive Stock Options is 3,000,000, subject to adjustment pursuant to Section 8.3 of this Plan and subject to the provisions of Sections 422 and 424 of the Code.

(b) Designation of Options.  Each stock option agreement with respect to an Option granted to a U.S. Taxpayer shall specify whether the related Option is an Incentive Stock Option or a Non-qualified Stock Option.  If no such specification is made in the stock option agreement or in the resolutions authorizing the grant of the Option, the related Option will be a Non-qualified Stock Option.

(c) Special Requirements for Incentive Stock Options.  In addition to the other terms and conditions of this Plan (and notwithstanding any other term or condition of this Plan to the contrary), the following limitations and requirements will apply to an Incentive Stock Option:

(i) An Incentive Stock Option may be granted only to an employee of the Company, or an employee of a subsidiary of the Company within the meaning of Section 424(f) of the Code.

(ii) The aggregate Fair Market Value of the Shares (determined as of the applicable grant date) with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Taxpayer during any calendar year (pursuant to this Plan and all other plans of the Company and of any Parent or Subsidiary, as defined in Sections 424(e) and (f) respectively of the Code) will not exceed US$100,000 or any other limitation subsequently set forth in Section 422(d) of the Code.  To the extent that an Option that is designated as an Incentive Stock Option becomes exercisable for the first time during any calendar year for Shares having a Fair Market Value greater than US$100,000, the portion that exceeds such amount will be treated as a Non-qualified Stock Option.

(iii) The exercise price per Share payable upon exercise of an Incentive Stock Option will be not less than 100% of the Fair Market Value of a Share on the applicable grant date; provided, however, that the exercise price per Share payable upon exercise of an Incentive Stock Option granted to a U.S. Taxpayer who is a 10% Shareholder (within the meaning of Sections 422 and 424 of the Code) on the applicable grant date will be not less than 110% of the Fair Market Value of a Share on the applicable grant date.

(iv) No Incentive Stock Option may be granted more than 10 years after the earlier of (i) the date on which this Plan, or an amendment and restatement of the Plan, as applicable, is adopted by the Board; or (ii) the date on which this Plan, or an amendment and restatement of this Plan, as applicable, is approved by the shareholders of the Company.

(v) An Incentive Stock Option will terminate and no longer be exercisable no later than 10 years after the applicable date of grant; provided, however, that an Incentive Stock Option granted to a U.S. Taxpayer who is a 10% Shareholder (within the meaning of Sections 422 and 424 of the Code) on the applicable grant date will terminate and no longer be exercisable no later than 5 years after the applicable grant date.

(vi) An Incentive Stock Options shall be exercisable in accordance with its terms under the Plan and the applicable stock option agreement and related exhibits and appendices thereto.  However, in order to retain its treatment as an Incentive Stock Option for U.S. federal income tax purposes, the Incentive Stock Option must be exercised within the time periods set forth below.  The limitations below are not intended to, and will not, extend the time during which an Option may be exercised pursuant to the terms of such Option.

(A) For Incentive Stock Option treatment, if a U.S. Taxpayer who has been granted an Incentive Stock Option ceases to be an employee due to the Disability of such U.S. Taxpayer (within the meaning of Section 22(e) of the Code), such Incentive Stock Option must be exercised (to the extent such Incentive Stock Option is exercisable pursuant to its terms) by the date that is one year following the date of such Disability (but in no event beyond the term of such Incentive Stock Option).

(B) For Incentive Stock Option treatment, if a U.S. Taxpayer who has been granted an Incentive Stock Option ceases to be an employee for any reason other than the death or Disability of such U.S. Taxpayer, such Incentive Stock Option must be exercised (to the extent such Incentive Stock Option otherwise is exercisable 0pursuant to its terms) by such U.S. Taxpayer within three months following the date of termination (but in no event beyond the term of such Incentive Stock Option).

(C) For purposes of this Section 3.9(c)(vi), the employment of a U.S. Taxpayer who has been granted an Incentive Stock Option will not be considered interrupted or terminated upon (a) sick leave, military leave or any other leave of absence approved by the Company that does not exceed three months; provided, however, that if reemployment upon the expiration of any such leave is guaranteed by contract or applicable law, such three month limitation will not apply, or (b) a transfer from one office of the Company (or of any Subsidiary) to another office of the Company (or of any Subsidiary) or a transfer between the Company and any Subsidiary.

(vii) An Incentive Stock Option granted to a U.S. Taxpayer may be exercised during such U.S. Taxpayer's lifetime only by such U.S. Taxpayer.

(viii) An Incentive Stock Option granted to a U.S. Taxpayer may not be transferred, assigned, pledged, hypothecated or otherwise disposed of by such U.S. Taxpayer, except by will or by the laws of descent and distribution.

(ix) In the event the Plan is not approved by the shareholders of the Company in accordance with the requirements of Section 422 of the Code within twelve months of the date of adoption of the Plan, Options otherwise designated as Incentive Stock Options will be Non-qualified Stock Options.

(x) The Company shall have no liability to a U.S. Taxpayer or any other party if any Option (or any part thereof) intended to be an Incentive Stock Option is not an Incentive Stock Option

PART 4
RESTRICTED SHARE UNITS

4.1 Participants

The Board, on the recommendation of the Committee, may grant, in its sole and absolute discretion, to any Participant, rights to receive any number of fully paid and non-assessable Shares ("Restricted Share Units") as a discretionary payment in consideration of past services to the Company or as an incentive for future services, subject to this Plan and with such additional provisions and restrictions as the Board may determine.

4.2 Maximum Number of Shares

The aggregate maximum number of Shares available for issuance from treasury underlying Restricted Shares Units under this Plan, subject to adjustment pursuant to Section 8.3, shall not exceed 1,200,000 Shares. Any Shares subject to a Restricted Share Unit which has been granted under the Plan and which has been cancelled or terminated in accordance with the terms of the Plan without the applicable Restricted Period having expired will again be available under the Plan.

Such aggregate maximum number of Shares subject to Restricted Share Units which have been granted under this Plan shall be subject to the approval of the disinterested shareholders of the Company to be given by a resolution passed at a meeting of the shareholders of the Company and acceptance by the Exchange or any regulatory authority having jurisdiction over the securities of the Company.

The aggregate maximum number of Shares underlying Restricted Share Units and Deferred Share Units under this Plan that may be issued to any one Participant: (i) at the time of grant shall not exceed 1% of the Company's issued and outstanding Shares; and (ii) within a twelve-month period shall not exceed 2% of the Company's issued and outstanding Shares.

4.3 Restricted Share Unit Grant Letter

Each grant of a Restricted Share Unit under this Plan shall be evidenced by a grant letter (a "Restricted Share Unit Grant Letter") issued to the Participant by the Company. Such Restricted Share Unit Grant Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions (including without limitation any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) which are not inconsistent with this Plan and which the Board, on the recommendation of the Committee, deems appropriate for inclusion in a Restricted Share Unit Grant Letter. The provisions of the various Restricted Share Unit Grant Letters issued under this Plan need not be identical.

4.4 Restricted Period

Concurrent with the determination to grant Restricted Share Units to a Participant, the Board, on the recommendation of the Committee, shall determine the Restricted Period applicable to such Restricted Share Units. In addition, at the sole discretion of the Board, at the time of grant, the Restricted Share Units may be subject to performance conditions to be achieved by the Company or a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such Restricted Share Units to entitle the holder thereof to receive the underlying Shares.

4.5 Deferred Payment Date

Participants who are residents of Canada for the purposes of the Income Tax Act (Canada) and not a U.S. Taxpayer may elect to defer to receive all or any part of the Shares underlying Restricted Share Units until one or more Deferred Payment Dates. Any other Participants may not elect a Deferred Payment Date.

4.6 Prior Notice of Deferred Payment Date

Participants who elect to set a Deferred Payment Date must give the Company written notice of the Deferred Payment Date(s) not later than thirty days prior to the expiration of the Restricted Period. For certainty, Participants shall not be permitted to give any such notice after the day which is thirty days prior to the expiration of the Restricted Period and a notice once given may not be changed or revoked.

4.7 Retirement or Termination during Restricted Period

In the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of a Participant from all such roles with the Company during the Restricted Period, any Restricted Share Units held by the Participant shall immediately terminate and be of no further force or effect; provided, however, that the Board shall have the absolute discretion to modify the grant of the Restricted Share Units  to provide that the Restricted Period shall terminate immediately prior to the date of such occurrence.

4.8 Retirement or Termination after Restricted Period

In the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of the Participant from all such roles with the Company following the Restricted Period and prior to a Deferred Payment Date (as elected by a Participant who is not a U.S. Taxpayer), the Participant shall be entitled to receive, and the Company shall issue forthwith, Shares in satisfaction of the Restricted Share Units then held by the Participant.

4.9 Death or Disability of Participant

In the event of the death or total disability of a Participant, any Shares represented by Restricted Share Units held by the Participant shall be immediately issued by the Company to the Participant or legal representative of the Participant.

4.10 Payment of Dividends

Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, a Participant may be credited with additional Restricted Share Units. The number of such additional Restricted Share Units, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Participant if the Restricted Share Units (including Restricted Share Units in which the Restricted Period has expired but the Shares have not been issued due to a Deferred Payment Date) in the Participant's account on the dividend record date had been outstanding Shares (and the Participant held no other Shares) by (b) the Market Price of the Shares on the date on which such dividends were paid.  Additional Restricted Share Units awarded pursuant to this section 4.10 shall be subject to the same terms and conditions as the underlying Restricted Share Units to which they relate.

4.11 Change of Control

In the event of a Change of Control, all Restricted Share Units outstanding shall vest immediately and be settled by the issuance of Shares or cash notwithstanding the Restricted Period and any Deferred Payment Date.

4.12 Redemption of Restricted Share Units

Except to the extent prohibited by the Exchange, upon expiry of the applicable Restricted Period (or on the Deferred Payment Date, as applicable), the Company shall redeem Restricted Share Units in accordance with the election made in a Redemption Notice given by the Participant to the Company by:

(a) issuing to the Participant one Share for each Restricted Share Unit redeemed provided the Participant makes payment to the Company of an amount equal to the Tax Obligation required to be remitted by the Company to the taxation authorities as a result of the redemption of the Restricted Share Units;

(b) issuing to the Participant one Share for each Restricted Share Unit redeemed and either (i) selling, or arranging to be sold, on behalf of the Participant, such number of Shares issued to the Participant as to produce net proceeds available to the Company equal to the applicable Tax Obligation so that the Company may remit to the taxation authorities an amount equal to the Tax Obligation, or (ii) receiving from the Participant at the time of issuance of the Shares an amount equal to the applicable Tax Obligation;

(c) subject to the discretion of the Company, paying in cash to, or for the benefit of, the Participant, the value of any Restricted Share Units being redeemed, less any applicable Tax Obligation; or

(d) a combination of any of the Shares or cash in (a), (b) or (c) above.

The Shares shall be issued and the cash, if any, shall be paid as a lump-sum by the Company within ten business days of the date the Restricted Share Units are redeemed pursuant to this Part 4.  Restricted Share Units of U.S. Taxpayers will be redeemed as soon as possible following the end of the Restricted Period (as set forth in the Restricted Share Unit Grant Letter or such earlier date on which the Restricted Period is terminated pursuant to this Part 4), and in all cases by the end of the calendar year in which the Restricted Period ends, or if later, by the date that is two and one-half months following the end of the Restricted Period.  A Participant shall have no further rights respecting any Restricted Share Unit which has been redeemed in accordance with this Plan.

No Participant who is resident in the U.S. may receive Shares for redeemed Restricted Share Units unless the Shares to be issued upon redemption of the Restricted Share Units are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

PART 5
DEFERRED SHARE UNITS

5.1 Participants

The Board, on the recommendation of the Committee, may grant, in its sole and absolute discretion, to any Participant, rights to receive any number of fully paid and non-assessable Shares ("Deferred Share Units") subject to this Plan and with such additional provisions and restrictions as the Board may determine

5.2 Establishment and Payment of Base Compensation

An annual compensation amount payable to Participants (the "Base Compensation") shall be established from time-to-time by the Board.

Each Participant may elect, subject to Committee approval, to receive in Deferred Share Units up to 100% of his or her Base Compensation by completing and delivering a written election to the Company on or before November 15th of the calendar year ending immediately before the calendar year in which the services giving rise to the compensation to be deferred are performed.  Such election will be effective with respect to compensation for services performed in the calendar year following the date of such election.

All Deferred Share Units granted with respect to Base Compensation will be credited to the Participant's account when such Base Compensation is payable (the "Deferred Share Unit Grant Date"). The Participant's account will be credited with the number of Deferred Share Units calculated to the nearest thousandths of a Deferred Share Unit, determined by dividing the dollar amount of compensation payable in Deferred Share Units on the Deferred Share Unit Grant Date by the Market Price.  Fractional Deferred Shares Units will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

5.3 Maximum Number of Shares

The aggregate maximum number of Shares available for issuance from treasury underlying Deferred Shares Units under this Plan, subject to adjustment pursuant to Section 8.3, shall not exceed 400,000 Shares. Any Shares subject to a Deferred Share Unit which has been granted under the Plan and which has been cancelled or terminated in accordance with the terms of the Plan will again be available under the Plan.

Such aggregate maximum number of Shares subject to Deferred Share Units which have been granted under this Plan shall be subject to the approval of the disinterested shareholders of the Company to be given by a resolution passed at a meeting of the shareholders of the Company and acceptance by the Exchange or any regulatory authority having jurisdiction over the securities of the Company.

The aggregate maximum number of Shares underlying Restricted Share Units and Deferred Share Units under this Plan that may be issued to any one Participant: (i) at the time of grant shall not exceed 1% of the Company's issued and outstanding Shares; and (ii) within a twelve-month period shall not exceed 2% of the Company's issued and outstanding Shares.

5.4 Deferred Share Unit Grant Letter

Each grant of a Deferred Share Unit under this Plan shall be evidenced by a grant letter (a "Deferred Share Unit Grant Letter") issued to the Participant by the Company. Such Deferred Share Unit Grant Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions (including without limitation any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) which are not inconsistent with this Plan and which the Board, on the recommendation of the Committee, deems appropriate for inclusion in a Deferred Share Unit Grant Letter. The provisions of the various Deferred Share Unit Grant Letters issued under this Plan need not be identical.

5.5 Death or Disability of Participant

In the event of the death or total disability of a Participant who is not a U.S. Taxpayer, the legal representative of the Participant shall provide a written Redemption Notice to the Company in accordance with Section 5.8 of this Plan.  With respect to U.S. Taxpayers, in the event of the death, or disability as defined in U.S. Treasury Regulations section 1.409A-3(i)(4), Deferred Share Units will be redeemed, in cash, Shares or a combination as permitted under Section 5.8, by the end of the calendar year in which such disability or death occurs, or, if later, by the date that is two and one-half months following the date such disability or death occurs.  Notwithstanding the foregoing, in the event of death redemption may occur at a later date to the extent permitted under Section 409A of the Code.

5.6 Payment of Dividends

Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, a Participant may be credited with additional Deferred Share Units. The number of such additional Deferred Share Units, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Participant if the Deferred Share Units in the Participant's account on the dividend record date had been outstanding Shares (and the Participant held no other Shares), by (b) the Market Price of the Shares on the date on which such dividends were paid.  Additional Deferred Share Units awarded pursuant to this Section 5.6 shall be subject to the same terms and conditions as the underlying Deferred Share Units to which they relate.

5.7 Change of Control

In the event of a Change of Control, all Deferred Share Units outstanding shall be redeemed for Shares or cash immediately prior to the Change of Control, provided that with respect to U.S. Taxpayers such Change of Control qualifies as a change in control event within the meaning of Section 409A of the Code and such redemption will occur within all cases by the end of the year in which such Change of Control occurs, or, if later, by the date that is two and one-half months following the date the Change of Control occurs.

5.8 Redemption of Deferred Share Units

Each Participant who is not a U.S. Taxpayer shall be entitled to redeem his or her Deferred Share Units during the period commencing on the business day immediately following the Retirement Date and ending on the ninetieth day following the Retirement Date by providing a written Redemption Notice to the Company.  With respect to U.S. Taxpayers, Deferred Share Units shall be redeemed as soon as practical following the U.S. Taxpayer's Separation from Service, and in all cases by the end of the year in which such Separation from Service occurs, or, if later, by the date that is two and one-half months after the date of the Separation from Service (subject to earlier redemption pursuant to Sections 5.5 and 5.7 hereof).  Notwithstanding the foregoing, if a U.S. Taxpayer is a Specified Employee (within the meaning of Section 409A of the Code) at the time of their entitlement to redemption as a result of their Separation from Service, the redemption will be delayed until the date that is six months and one day following the date of Separation from Service, except in the event of such U.S. Taxpayer's death before such date.

Except to the extent prohibited by the Exchange, upon redemption the Company shall redeem Deferred Share Units (i) for Participants who are not U.S. Taxpayers, in accordance with the election made in a Redemption Notice given by the Participant to the Company; and (ii) with respect to U.S. Taxpayers, in accordance with Sections 5.5, 5.7 and this 5.8, by:

(a) issuing that number of Shares issued from treasury equal to the number of Deferred Share Units in the Participant's account, subject to any applicable deductions and withholdings;

(b) paying in cash to, or for the benefit of, the Participant, the Market Price of any Deferred Share Units being redeemed on the Retirement Date, less any applicable Tax Obligation; or

(c) a combination of any of the Shares or cash in (a) or (b) above.

In the event a Participant resigns or is otherwise no longer an Eligible Director, Eligible Employee or Eligible Consultant during a year, then for any grant of Deferred Share Units that are intended to cover such year, the Participant will only be entitled to a pro-rated Deferred Share Unit payment in respect of such Deferred Share Units based on the number of days that the Participant was an Eligible Director, Eligible Employee or Eligible Consultant in such year in accordance with this Section 5.8, provided no such adjustment will alter the Participant's election made in Section 5.2.

No Participant who is resident in the U.S. may receive Shares for redeemed Deferred Share Units unless the Shares issuable upon redemption of the Deferred Share Units are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

PART 6
EMPLOYEE SHARE PURCHASE PROGRAM

6.1 Enrolment

An Eligible Employee may enter the Purchase Program by providing written notice to the Company (in the form prescribed by the Company) of the Eligible Employee's intention to enrol in the Purchase Program. In the written notice, the Program Participant shall specify his or her contribution amount as set out in Sections 6.8 and 6.9 of this Plan. Subject to the restrictions under the Company's blackout policy and compliance with securities laws, such authorization will take effect three weeks after the Company receives written notice and the Program Participant will be eligible to participate under the Purchase Program as of the next practicable payroll period in accordance with Section 6.8. Unless a Program Participant authorizes changes to his or her payroll deductions in accordance with Section 6.9 or withdraws from the Purchase Program, his or her deductions under the latest authorization on file with the Company shall continue from one payroll period to the succeeding payroll period as long as the Purchase Program remains in effect.

6.2 Restrictions

The Company may deny or delay the right to participate in the Purchase Program to any Eligible Employee if such participation would cause a violation of any applicable laws or the Company's blackout policy.

No Program Participant who is resident in the U.S. may purchase Program Shares unless the Program Shares are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

6.3 Change of Control

Upon the occurrence of a Change of Control, unless otherwise resolved by the Board, any enrolment in the Purchase Program will be deemed to have ceased immediately prior to the Change of Control and the amounts to be contributed to the Purchase Program shall not be used under the Purchase Program.

6.4 Administration of the Purchase Program

The Company may, from time to time, appoint a Program Agent to administer the Program on behalf of the Company and the Program Participants, pursuant to an agreement between the Company and the Program Agent which may be terminated by the Company or the Program Agent in accordance with its terms.

6.5 Dealing in the Company's Securities

The Program Agent may, from time to time, for its own account or on behalf of accounts managed by them, deal in securities of the Company. The Program Agent shall not deal in the Program Shares under the Purchase Program unless in accordance with the terms of this Program and shall not purchase for or sell to any account for which it is acting as principal.

6.6 Adherence to Regulation

The Program Agent is required to comply with applicable laws, orders or regulations of any governmental authority which impose on the Program Agent a duty to take or refrain from taking any action under the Purchase Program and to permit any properly authorized person to have access to and to examine and make copies of any records relating to the Purchase Program.

6.7 Resignation of Program Agent

The Program Agent may resign as Program Agent under the Purchase Program in accordance with the agreement between the Company and the Program Agent, in which case the Company will appoint another agent as the Program Agent.

6.8 Payroll Deduction

Eligible Employees may enter the Purchase Program by authorizing payroll deductions to be made for the purchase of Program Shares. A Program Participant may contribute, on a per pay period basis, between 1% to 5% of a Program Participant's Compensation on each payday. All payroll deductions made by a Program Participant, after the Company has affected the necessary tax withholdings as required by law, shall be credited to his or her account under the Purchase Program. A Program Participant may not make any additional payments into such account.

6.9 Variation in Amount of Payroll Deduction

A Program Participant may authorize increases or decreases in the amount of payroll deductions subject to the minimum and maximum percentages set out in Section 6.8. In order to effect such a change in the amount of the payroll deductions, the Company must receive a minimum of three weeks written notice of such change in the manner specified by the Company.

6.10 Purchase of Program Shares

Program Shares purchased under the Purchase Program shall be purchased on the open market by the Program Agent. As soon as practicable following each pay period, the Company shall remit the total contributions to the Program Agent for the purchase of the Program Shares. The Program Agent will then execute the purchase order and shall allocate Program Shares (or fraction thereof) to each Program Participant's individual recordkeeping account. In the event the purchase of Program Shares takes place over a number of days and at different prices, then each Program Participant's allocation shall be adjusted on the basis of the average price per Program Share over such period.

6.11 Commissions and Administrative Costs

Commissions relating to the purchase of the Program Shares under the Purchase Program will be deducted from the total contributions submitted to the Program Agent. The Company will pay all other administrative costs associated with the implementation and operation of the Purchase Program.

6.12 Program Shares to be held by Program Agent

The Program Shares purchased under the Purchase Program shall be held by the Program Agent an account on behalf of the Program Participants. Program Participants shall receive quarterly statements that will evidence all activity in the accounts that have been established on their behalf. Such statements will be issued by the Program Agent. In the event a Program Participant wishes to hold certificates in his or her own name, the Program Participant must instruct the Program Agent independently and bear the costs associated with the issuance of such certificates and pay, if required, a fee for each certificate so issued. Fractional Program Shares shall be liquidated on a cash basis only in lieu of the issuance of certificates for such fractional Program Shares upon the Program Participant's withdrawal from the Purchase Program.  For avoidance of doubt, Program Participants will be the beneficial shareholders of the Program Shares purchased on their behalf in the Purchase Program and shall have all the rights to vote and to dividends and other rights inherent to being shareholders.

6.13 Sale of Program Shares

Subject to the Company's blackout policy and applicable laws, each Program Participant may sell at any time all or any portion of the Program Shares acquired under the Purchase Program and held by the Program Agent by notifying the Program Agent who will execute the sale on behalf of the Program Participant, provided that the Program Participant shall have held such Program Shares for a minimum period of twelve months. The Program Participant shall pay commission and any other expenses incurred with regard to the sale of the Program Shares. All such sales of the Program Shares will be subject to compliance with any applicable federal or state securities, tax or other laws. Each Program Participant assumes the risk of any fluctuations in the market price of the Program Shares.

6.14 Withdrawal

Upon the Company receiving three weeks prior written notice, a Program Participant may cease making contributions to the Purchase Program at any time by changing his or her payroll deduction to zero. If the Program Participant desires to withdraw from the Purchase Program by liquidating all or part of his or her shareholder interest, the Program Participant must contact the Program Agent directly and the Program Participant shall receive the proceeds from the sale less commission and other expenses on such sale.

6.15 Termination of Rights under the Purchase Program

The Program Participant's rights under the Purchase Program will terminate when he or she ceases to be an eligible Participant due to retirement, resignation, death, termination or any other reason. A notice of withdrawal will be deemed to have been received from a Program Participant on the day of his or her final payroll deduction. If a Program Participant's payroll deductions are interrupted by any legal process, a withdrawal notice will be deemed as having been received on the day the interruption occurs.

6.16 Disposition of Program Shares

In the event of the Program Participant's termination of rights under Section 6.15 of this Plan, the Program Participant will be required to:

(a) sell any shares then remaining in the Program Participant's account;

(b) transfer all remaining shares to an individual brokerage account; or

(c) request the Company's transfer agent to issue a share certificate to the Program Participant for any shares remaining in the Program Participant's account.

6.17 Fractional Program Shares and Unused Amounts

Any fractional shares remaining in the Program Participant's account will be sold and the proceeds will be sent to the Program Participant. Any contributed cash amounts in the Program Participant's account will be returned to the Program Participant.

6.18 Failure to Notify

If the Program Participant does not select any of the options set out in Section 6.16 within 30 days, the Program Participant will be sent a certificate representing his or her whole Program Shares. The Program Participant will also receive a check equal to your proceeds from the sale of any fractional shares, less applicable transaction and handling fees.

6.19 Termination or Amendment of the Purchase Program

Subject to regulatory or Exchange approval, the Board may amend, suspend, in whole or in part, or terminate the Purchase Program upon notice to the Program Participants without their consent or approval. If the Purchase Program is terminated, the Program Agent will send to each Program Participant a certificate for whole Program Shares under the Purchase Program together with payment for any fractional Program Shares, and the Company or the Program Agent, as the case may be, will return all payroll deductions and other cash not used in the purchase of the Program Shares. If the Purchase Program is suspended, the Program Agent will make no purchase of the Program Shares following the effective date of such suspension and all payroll deductions and cash not used in the purchase of the Program Shares will remain on the Program Participant's account with the Program Agent until the Purchase Program is re-activated.

6.20 Employer Contributions

During the first payroll period after a Program Participant has delivered his or her payroll deduction authorization or participation notice in accordance with Section 6.1, the Company, at its sole option, may record its obligation to make an Employer Contribution to the Program Participant's account in accordance with the terms of the Purchase Program. Program Shares purchased with Employer Contributions will be designated as "Employer Shares" and the number of Employer Shares to be issued to a Program Participant and credited to the Program Participant's account under the Purchase Program shall be at the option of the Board and based on the Market Price for the Program Shares on the last Trading Day of the applicable month, however the issuance of such Employer Shares will be deferred by the Company for a period of twelve months following the last Trading Day of such month, subject to Section 6.15. The Company will purchase such Employer Shares at market.

PART 7
WITHHOLDING TAXES

7.1 Withholding Taxes

The Company or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes or other amounts which the Company or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Award including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of any Shares to be issued under this Plan, until such time as the Participant has paid the Company or any Designated Affiliate for any amount which the Company or Designated Affiliate is required to withhold by law with respect to such taxes or other amounts. Without limitation to the foregoing, the Board may adopt administrative rules under this Plan, which provide for the automatic sale of Shares (or a portion thereof) in the market upon the issuance of such Shares under this Plan on behalf of the Participant to satisfy withholding obligations under an Award.

PART 8
GENERAL

8.1 Number of Shares

The aggregate number of Shares that may be issued under this Plan (together with any other securities-based compensation arrangements of the Company in effect from time to time, which for this purpose includes outstanding options from the Company's former stock option plan (the "Original Plan") shall not exceed 10% of the outstanding issue from time to time, such Shares to be allocated among Awards and Participants in amounts and at such times as may be determined by the Board from time to time. In addition, the aggregate number of Shares that may be issued and issuable under this Plan (when combined with all of the Company's other security-based compensation arrangements, as applicable),

(a) to any one Participant, within any one-year period shall not exceed 5% of the Company's outstanding issue, unless the Company has received Disinterested Shareholder Approval;

(b) to any one Consultant (who is not otherwise an Eligible Director), within a one-year period shall not exceed 2% of the Company's outstanding issue;

(c) to Eligible Persons (as a group) retained to provide Investor Relations Activities, within a one-year period shall not exceed 2% of the Company's outstanding issue;

(d) to Insiders (as a group) shall not exceed 10% of the Company's outstanding issue from time to time;

(e) to Insiders (as a group) within any one-year period shall not exceed 10% of the Company's outstanding issue; and

(f) to any one Insider and his or her associates or Affiliates within any one-year period shall not exceed 5% of the Company's outstanding issue from time to time.

In no event will the number of Shares that may be issued to any one Participant pursuant to Awards under this Plan (when combined with all of the Company's other security-based compensation arrangement, as applicable) exceed 5% of the Company's outstanding issue from time to time.

For the purposes of this Section 8.1, "outstanding issue" means the total number of Shares, on a non-diluted basis, that are issued and outstanding immediately prior to the date that any Shares are issued or reserved for issuance pursuant to an Award.

8.2 Lapsed Awards

If Awards are surrendered, terminated or expire without being exercised in whole or in part, new Awards may be granted covering the Shares not issued under such lapsed Awards, subject to any restrictions that may be imposed by the Exchange.

8.3 Adjustment in Shares Subject to this Plan

If there is any change in the Shares through the declaration of stock dividends of Shares, through any consolidations, subdivisions or reclassification of Shares, or otherwise, the number of Shares available under this Plan, the Shares subject to any Award, and the exercise price of any Option shall be adjusted as determined to be appropriate by the Board, and such adjustment shall be effective and binding for all purposes of this Plan.

8.4 Non-Transferability

Any Awards accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable or assignable to anyone unless specifically provided herein. During the lifetime of a Participant all Awards may only be exercised by the Participant. Awards are non-transferable and non-assignable except by will or by the laws of descent and distribution.

8.5 Employment

Nothing contained in this Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any Affiliate, or interfere in any way with the right of the Company or any Affiliate to terminate the Participant's employment at any time. Participation in this Plan by a Participant is voluntary.

8.6 Record Keeping

The Company shall maintain a register in which shall be recorded:

(a) the name and address of each Participant;

(b) the number of Awards granted to each Participant and relevant details regarding such Awards; and

(c) such other information as the Board may determine.

8.7 Necessary Approvals

The issue of Shares under this Plan is prohibited until the date that the Company obtains approval of this Plan (a) by Disinterested Shareholder Approval; and (b) by the Exchange (collectively, the "Effective Date"). Notwithstanding the foregoing, the Board may issue Awards prior to the Effective Date, with all such Awards subject to the following additional restrictions unless and until the occurrence of the Effective Date: (a) all Awards will be prohibited from being converted or exchanged for Shares; (b) all Awards will terminate upon a Change of Control or upon either the shareholders of the Company or the Exchange failing to approve this Plan.

8.8 Amendments to Plan

The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate this Plan or any Award granted under this Plan without shareholder approval, including, without limiting the generality of the foregoing: changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in this Plan, changes to the exercise price, vesting, term and termination provisions of the Award, changes to the cashless exercise right provisions, changes to the authority and role of the Board under this Plan, and any other matter relating to this Plan and the Awards that may be granted hereunder, provided however that:

(a) such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b) no amendment to this Plan or to an Award granted hereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;

(c) the expiry date of an Option Period in respect of an Option shall not be more than ten years from the date of grant of an Option except as expressly provided in Section 3.4;

(d) the Directors shall obtain shareholder approval of:

(i) any amendment to the number of Shares specified in Section 8.1;

(ii) any amendment to the limitations on Shares that may be reserved for issuance, or issued, to Insiders; or

(iii) any amendment that would reduce the exercise price of an outstanding Option other than pursuant to Section 8.3; and

(iv) any amendment that would extend the expiry date of the Option Period in respect of any Option granted under this Plan except as expressly contemplated in Section 3.4.

If this Plan is terminated, the provisions of this Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award or any rights pursuant thereto remain outstanding and, notwithstanding the termination of this Plan, the Board shall remain able to make such amendments to this Plan or the Award as they would have been entitled to make if this Plan were still in effect.

8.9 No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

8.10 Section 409A

It is intended that any payments under the Plan to U.S. Taxpayers shall be exempt from or comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes and penalties under Section 409A of the Code.  Amendment, substitution or termination, as permitted under Plan, of Awards of U.S. Taxpayers will be undertaken in a manner to avoid adverse tax consequences under Section 409A of the Code.  Notwithstanding the foregoing, the Company makes no assurance that Awards will satisfy the requirements of Section 409A of the Code.  Participants remain solely liable for all taxes, penalties and interest that may arise as a result of the grant, exercise, vesting or settlement of Awards under the Plan.

8.11 Compliance with U.S. Securities Laws

The Board shall not grant any Awards that may be denominated or redeemed in Shares to residents of the U.S. unless such Awards and the Shares issuable upon exercise or redemption thereof are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

8.12 Compliance with Applicable Law, etc.

If any provision of this Plan or any agreement entered into pursuant to this Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or this Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

8.13 Term of the Plan

This Plan shall remain in effect until it is terminated by the Board. This Plan and all Awards issued hereunder will terminate immediately without any further action if the shareholder resolution required to trigger the Effective Date is not approved by the shareholders or if the Exchange determines not to approve this Plan.

PART 9
ADMINISTRATION OF THIS PLAN

9.1 Administration by the Committee

(a) Unless otherwise determined by the Board or set out herein, this Plan shall be administered by the Compensation Committee (the "Committee") appointed by the Board and constituted in accordance with such Committee's charter.

(b) The Committee shall have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan, to:

(i) adopt and amend rules and regulations relating to the administration of this Plan and make all other determinations necessary or desirable for the administration of this Plan. The interpretation and construction of the provisions of this Plan and related agreements by the Committee shall be final and conclusive. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry this Plan into effect and it shall be the sole and final judge of such expediency; and

(ii) otherwise exercise the powers delegated to the Committee by the Board and under this Plan as set forth herein.

9.2 Board Role

(a) The Board, on the recommendation of the Committee, shall determine and designate from time to time the individuals to whom Awards shall be made, the amounts of the Awards and the other terms and conditions of the Awards.

(b) The Board may delegate any of its responsibilities or powers under this Plan to the Committee, provided that the grant of all Awards under this Plan shall be subject to the approval of the Board. No Award shall be exercisable in whole or in part unless and until such approval is obtained.

(c) In the event the Committee is unable or unwilling to act in respect of a matter involving this Plan, the Board shall fulfill the role of the Committee provided for herein.

PART 10
TRANSITION

10.1 Replacement of Original Plan

Subject to Section 10.2, as of the Effective Date, this Plan replaces the Original Plan and, after the Effective Date, no further Options, Restricted Share Units or Deferred Share Units will be granted under the Original Plan.

10.2 Outstanding Options, Restricted Share Units and Deferred Share Units under the Original Plan

Notwithstanding Section 10.1 but subject to the "Blackout Period" provisions of Section 3.4 hereunder, all Options, Restricted Share Units and Deferred Share Units previously granted under the Original Plan prior to the Effective Date that remain outstanding after the Effective Date will, effective as of the Effective Date, be governed by the terms of this Plan and not by the terms of the Original Plan, except to the extent otherwise required in order to avoid adverse tax consequences under Section 409A of the Code with respect to awards to U.S. Taxpayers.

"George Salamis"

__________________________________________
George Salamis
President & Chief Executive Officer

SCHEDULE "B"

Text of Audit Committee Charter

INTEGRA RESOURCES CORP.

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

1. Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors (the "Board") in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Senior Management of Integra Resources Corp. (the "Company") to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting, and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

  Serve as an independent and objective party to oversee the Company's accounting and financial reporting processes and internal control system
  Review the Company's financial statements
  Oversee the audit of the Company's financial statements
  Oversee the Company's compliance with legal and regulatory requirements as they relate to accounting and financial controls and anti-corruption and bribery issues
  Oversee, review and appraise the independence and the performance of the Company's external auditors
  Provide an open avenue of communication among the Company's auditors, senior management and the Board.

2. Composition and Operation

The Committee shall be comprised of three or more directors as determined by the Board. Each of these directors shall be "independent" as required by the applicable rules of the Company's regulators, including Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, and Sections 803A and 803B(2) of the NYSE American LLC Company Guide). No member of the Committee is permitted to have participated in the preparation of the financial statements of the Company or any current subsidiary at any time during the past three years.

All members of the Committee shall be, in the determination of the Board, "financially literate", as that term is defined by National Instrument 52-110 - Audit Committees, as amended from time to time. Each member of the Committee shall be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement.  At least one member of the Committee must be "financially sophisticated," as that term is defined in Section 803B of the NYSE American LLC Company Guide, and must be an "audit committee financial expert" as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K.

The Committee members shall be appointed by the Board annually and the Board may at any time remove or replace any member of the Committee and may fill any vacancy with another Board member, as required.

The Board shall appoint a chair (the "Chair") from among the Committee members. If the Chair is not present at any meeting of the Committee, one of the other Committee members present at the meeting shall be chosen by the Committee to preside as the chairperson at the meeting.

The Committee shall meet a least quarterly, or more frequently as circumstances dictate. As part of its role to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

A majority of members shall constitute a quorum for meetings of the Committee, present in person or via telephone or via other telecommunication device that permits all persons participating in the meeting to speak and hear one another.

The Committee shall fix its own procedures for meetings, keep records of its proceedings, and report to the Board routinely.

The Committee shall hold in-camera sessions at each meeting, during which the members of the Committee shall meet in the absence of management.

The Committee may act by unanimous written consent of its members.  A resolution approved in writing by the members of the Committee shall be valid and effective as if it had been passed at a duly called meeting.

No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present, or by a unanimous written consent.

Members shall be provided with a minimum of 48 hours' notice of meetings. The notice period may be waived by a quorum of the Committee.

3. Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

  Review this Charter annually, and recommend to the Board any necessary amendments;
  Review the Code of Business Conduct and Ethics annually, and recommend to the Board any necessary amendments;
  Review the Communications and Corporate Disclosure Policy annually, and recommend to the Board any necessary amendments;
  Review and recommend to the Board for approval the audited annual financial statements, with the report of the external auditor, and corresponding management's discussion and analysis prior to public dissemination and filing with securities regulatory authorities;
  Review and approve, or recommend to the Board for approval, the quarterly financial statements of the Company and corresponding management's discussion and analysis prior to public dissemination and filing with securities regulatory authorities;
  Review any other financial disclosure documents that contain material financial information about the Company requiring approval by the Board prior to public dissemination and/or filing with any governmental and/or regulatory authority, including, but not limited to press releases, annual reports, annual information forms, and prospectuses or registration statements; and
  Review the Company's disclosure in the Management Information Circular including Committee's composition and responsibilities and how they are discharged.

External Auditors

"External auditor" as used here shall mean any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. Each such external auditor shall report directly to the Committee. With respect to the external auditor, the Committee shall:

  Review annually the performance of the external auditors who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;
  Make recommendations to the Board with respect to the compensation of the external auditor, assess whether fees and any other compensation to be paid to the external auditor for audit or non-audit services are appropriate to enable an audit to be conducted and to maintain the independence of the external auditor;
  Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with The Public Company Accounting Oversight Board Rule 3526;

  Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;
  Take, or recommend that the full Board take, appropriate action to oversee the independence of the external auditors;
  Recommend to the Board the appointment, retention and replacement of the external auditors nominated annually for shareholder approval;
  Oversee the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;
  At each year-end audit meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements;
  Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;
  Review with management and the external auditors the audit plan for the year-end financial statements;
  Review with management and the external auditor any correspondence with securities regulators or other regulatory or government agencies which raise material issues regarding the Company's financial reporting or accounting policies; and
  Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
  the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of fees paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
  such services were not recognized by the Company at the time of the engagement to be non-audit services; and
  such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

The CFO of the Company shall maintain a record of non-audit services approved by the Audit Committee for each financial year, and shall provide a report to the Audit Committee no less frequently than on a quarterly basis.

Financial Reporting Processes

  In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external;
  Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting;
  Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management;
  Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;
  Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;
  Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements. Where there are significant unsettled issues, the Committee shall ensure that there is an agreed course of action for the resolution of such matters;
  Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;

  Establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;
  Review certification process;
  Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
  Carry out a review designed to ensure that effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting, internal controls, auditing matters or financial matters to an appropriately independent individual; and
  Review any related-party transactions.

Ethical and Legal Compliance and Risk Management

  Review the integrity of the CEO and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company;
  Review the adequacy, appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to insurance, accounting, information services and systems, financial controls and management reporting; and
  In conjunction with any other committee designated by the Board from time to time, review major financial, audit and accounting related risks and the policies, guidelines and mechanisms that management has put in place to govern the process of monitoring, controlling and reporting such risks.

Anti-Bribery and Anti-Corruption

  Review the principal anti-bribery and anti-corruption risks in the Company's business activities and provide oversight of appropriate systems to manage such risk as applicable to the Company;
  Review and monitor the anti- bribery and anti-corruption policies and activities of the Company on behalf of the Board to ensure compliance with applicable laws, legislation and policies as they relate to anti- corruption and anti-bribery issues; and
  In the event of the occurrence of a corruption or bribery incident, receive and review, without delay, a report from management detailing the nature of the incident. Such report is to be made to the Committee in its entirety, and the Committee will immediately inform the Board at large, which will review the incident and to determine the Company's disclosure obligations if any.

4. Authority

The Committee:

  Has the authority to communicate directly with officers and employees of the Company, its auditors, legal counsel and to such information respecting the Company as it considers necessary or advisable in order to perform its duties and responsibilities.  This extends to the requiring the external auditor to report directly to the Committee;
  Has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the Committee will set the compensation for such advisors; and
  Shall be provided appropriate funding from the Company, as determined by the Committee, for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company, to any advisors employed by the Committee, and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall also have such other powers and duties as delegated to it by the Board.

5. Accountability

The Committee Chair has the responsibility to report to the Board, as requested, on accounting and financial matters relative to the Company.

The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

SCHEDULE "C"

INTEGRA RESOURCES CORP.

BOARD OF DIRECTOR MANDATE

1. Mandate

The Board of Directors (or the "Board") is responsible for the stewardship of Integra Resources Corp. ("Integra" or "the Company"). The Board supervises the management of the business and affairs of the Company, with a goal of enhancing long-term shareholder value.

Specifically, the Board is charged with responsibility for:

a) evaluating the performance and integrity of the chief executive officer (the "CEO") and other executive officers, and including the creation a culture of integrity throughout the Company;

b) adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

c) the identification of the principal risks of the Company's business, and ensuring the implementation of appropriate systems to manage these risks;

d) succession planning (including appointing, training and monitoring senior management);

e) approving the annual budget and compensation of the executive officers;

f) approving financial statements of the Company;

g) the Company's internal control and management information systems; and

h) developing, with the assistance of the Nomination and Corporate Governance Committee, the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

2. Composition

A majority of the Board shall be independent pursuant to the standards and requirements promulgated by all governmental and regulatory bodies exercising control over the Company as may be in effect from time to time, including, without limitation, National Instrument 52-110  Audit Committees ("NI 52-110") and Section 803A of the NYSE American LLC Company Guide and the rules of any other stock exchange on which the Company's shares are listed. The independent directors shall hold regularly scheduled meetings to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

The Board is elected by the shareholders of the Company to hold office for the ensuing year or until their successors are elected or appointed. The Nomination and Corporate Governance Committee will recommend to the full Board nominees for election to the Board and the Board will propose nominees to the shareholders for election as directors for the ensuing year.

The Board may from time to time designate one of the members of the Board to be the Chair of the Board.  The Chair of the Board should be an independent director.  Where the Chair of the Board is not an independent director, the independent directors must designate one of their number to act as lead director (the "Lead Director") to chair regular meetings of the independent directors and assume other responsibilities which the independent directors have designated.

3. Board Committees

To assist it in exercising its responsibilities, the Board has established four standing committees of the Board: 1) an audit committee, 2) a human resource and compensation committee, 3) a nomination and corporate governance committee and 4) a technical, safety, environmental and sustainability committee. The Board may establish other standing committees, from time to time.

Each committee shall have a written charter. At a minimum, each charter shall clearly establish the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. Each charter shall be reviewed by the Board (or a committee thereof) on at least an annual basis.

The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.

4. Expectations of Directors

The Board expects that each director will, among other things:

a) act honestly, in good faith and in the best interests of the Company;

b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

c) commit the time and energy necessary to properly carry out his or her duties;

d) attend all Board and committee meetings, as applicable; and

e) review in advance all meeting materials and otherwise adequately prepare for all Board and committee meetings, as applicable.

A principal responsibility of the Chair of the Board will be to manage and act as the chief administrative officer of the Board with such duties and responsibilities as the Board may establish from time to time. The Chair of the Board need not be independent of management.

5. Meetings and Participation

The Board shall meet at least once per quarter, or more frequently as circumstances dictate. The Chair, the Lead Director (if any) or any two directors may call a meeting of the Board.

Meeting agendas will be prepared and provided in advance to directors, along with appropriate briefing materials. The agenda will be set by the Chair of the Board in consultation with the Lead Director (if any) and based on input from other directors of the Board and senior management.

No business may be transacted by the Board except at a meeting at which a quorum of the Board is present. A quorum for meetings of the Board is a majority of its directors. The Board may invite such officers, directors and employees of the Company as it may see fit from time to time to attend meetings of the Board and assist in the discussion of the Board.

The Board shall keep minutes of its meetings in which shall be recorded all action taken by it, which minutes shall be subsequently presented to the Board for review and approval.

6. Duties, Powers, and Responsibilities

Supervising Management of the Company

The Board is responsible for:

  designating the offices of the Company, appointing such officers, specifying their duties and delegating to them the power to manage the day-to-day business and affairs of the Company;
  reviewing the officers' performance and effectiveness;
  acting in a supervisory role, such that any duties and powers not delegated to the officers of the Company remain with the Board and its committees; and
  developing and approving corporate objectives which the CEO is responsible for meeting, and assessing the CEO against these objectives.

Strategic Planning

The Board is responsible for adopting a strategic planning process for the Company. Such process shall include:

  the Board overseeing the Company's strategic direction and major policy decisions generally;
  the Board devoting at least a day-long meeting to strategic planning annually; and
  the Board discussing strategies and their implementation regularly at the Board meetings.

On at least an annual basis, the Board shall approve the Company's strategic plan or an update to the Company's long term strategic plan, which shall take into account, among other things, the opportunities and risks of the Company's business. The Board shall review and approve the corporate financial goals, operating plans and actions of the Company, including significant capital allocations, expenditures and transactions that exceed thresholds set by the Board.

Risk Management

The Board is responsible for identifying the principal risks of the Company's businesses and ensuring that those risks are effectively managed. The Board may delegate to the Audit Committee responsibility for reviewing the Company's internal controls and risk management policies and procedures related to the finance and accounting aspects of the business.

The Board shall ensure that systems are in place to identify principal risks to the Company and its businesses and that appropriate procedures are in place to manage those risks and to address and comply with applicable regulatory, corporate, securities and other legal requirements. Specifically, the Board shall ensure that procedures are in place to comply with the law, the Company's Articles of Incorporation, the Company's Code of Business Conduct and Ethics, all exemption orders issued in respect of the Company by applicable securities regulatory authorities and all other significant Company policies and procedures.

Succession Planning

The Board is responsible for overseeing succession planning matters for officers and senior management, including the appointment, training and monitoring of such persons, and to assist them with certain of those responsibilities, the Board has established the Human Resources and Compensation Committee and the Corporate Governance and Nomination Committee.

The Board is also responsible for:

  generally ensuring depth in senior management;
  reviewing candidates for senior management positions;
  considering annually the organizational structure of the Company; and
  considering annually other succession planning matters.

Communications and Corporate Disclosures

The Board is responsible for adopting a communications policy that ensures that the Company communicates effectively with its shareholders, other stakeholders, and the public in general. The Communications and Corporate Disclosures Policy shall:

  contain measures for the Company to comply with its continuous and timely disclosure requirements and to avoid selective disclosure;
  address how the Company interacts with analysts, investors, other key stakeholders and the public; and
  address who reviews and approves major Company announcements.

The Company shall maintain an investor relations group contact with the responsibility of maintaining communications with the investing public in accordance with the Communications and Corporate Disclosure Policy. The Audit Committee shall review the Communications and Corporate Disclosure Policy at least annually.

The Board shall establish procedures to ensure that the Company, through management, provides timely information to current and potential security holders and responds to their inquiries. The purpose of these procedures will be to ensure that every security holder inquiry receives a prompt response from an appropriate spokesperson in accordance with the Company's Communications and Corporate Disclosures Policy. The Board (or a committee thereof) shall ensure that designated persons under the Communications and Corporate Disclosure Policy are available to meet regularly with financial analysts and institutional investors.

Internal Controls

The Board is responsible for ensuring the integrity of the Company's internal control and management information systems. The Board may delegate its responsibilities relating to the Company's internal control and management information systems to the Audit Committee.

Corporate Governance

The Board is responsible for developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company. The Board shall monitor and evaluate the effectiveness of the system of corporate governance at the Company, including the information requirements for the Board, the frequency and content of meetings and the need for any special meetings, communication processes between the Board and management, the charters of the Board and its committees and policies governing size and compensation of the Board.  To assist them with certain of these responsibilities, the Board has established the Nomination and Corporate Governance Committee.

The Board is responsible for reviewing corporate policies and committee charters on an annual basis.

Orientation and Continuing Education

The Board is responsible for:

  ensuring that all new directors receive a comprehensive orientation, so that they fully understand:
    the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and energy that the Company expects from its directors); and
    the nature and operation of the Company's business;
  providing continuing education opportunities for all directors, so that they may:
    maintain or enhance their skills and abilities as directors; and
    ensure that their knowledge and understanding of the Company's business remains current.

Code of Business Conduct and Ethics

The Board is responsible for adopting a written code of business conduct and ethics (the "Code"), applicable to directors, officers and employees of the Company. The Code shall constitute written standards that are reasonably designed to promote integrity and deter wrongdoing and shall address the following issues:

  conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;
  protection and proper use of corporate assets and opportunities;
  confidentiality of corporate information;
  fair dealing with the Company's security holders, customers, suppliers, competitors and employees;

  compliance with laws, rules and regulations; and
  reporting of any illegal or unethical behaviour.

The Board is responsible for monitoring compliance with the Code. The Board is responsible for reviewing the Code annually to ensure relevance and update the Code accordingly to new laws, rules and regulations. Any waivers from the Code that are granted for the benefit of the Company's directors or executive officers must be approved by the Board.

Nomination of Directors

The Board is responsible for nominating or appointing individuals as directors, and to assist it with this responsibility the Board has established the Nomination and Corporate Governance Committee.

Prior to nominating or appointing individuals as directors, the Board shall:

  consider what competencies and skills the Board, as a whole, should possess;
  assess what competencies and skills each existing director possesses (including the personality and other qualities of each director);
  consider the appropriate size of the Board, with a view to facilitating effective decision-making; and
  consider the advice and input of the Corporate Governance and Nomination Committee.

Compensation Matters

The Board is responsible for overseeing compensation matters (including compensation of officers and other senior management personnel and approving the Company's annual compensation budget) and to assist it with these responsibilities, the Board has established the Human Resources and Compensation Committee.

More specifically, the Board is responsible for approving:

  the CEO's compensation level, after consideration of the evaluation conducted by and the recommendations of the Human Resources and Compensation Committee; and
  non-CEO officer and director compensation, incentive-compensation plans and equity-based plans, after consideration of the recommendations of the Human Resources and Compensation Committee.

Regular Board Assessments

The Board is responsible for regularly and at least annually assessing its own effectiveness and contribution, as well as the effectiveness and contribution of each Board committee and each individual director. Such assessments should consider:

  in the case of the Board, this Mandate;
  in the case of a Board committee, the committee's charter; and
  in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board.

Outside Advisors

The Board is responsible for implementing a system which enables an individual director, the Board or a committee to engage an external advisor at the expense of the Company in appropriate circumstances. Unless otherwise provided in a committee charter, the engagement of the external advisor shall be subject to the approval of the Board.